Exhibit 99.47

Execution Version

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CRESCO LABS, LLC

an Illinois limited liability company

Dated as of November 30, 2018

THE SECURITIES REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

i

v

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CRESCO LABS, LLC

This SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”), dated as of November 30, 2018, is entered into by and among Cresco Labs, LLC, an Illinois limited liability company (the “Company”) and its Members (as defined herein).

WHEREAS, the Company was formed by the filing of the Articles (as defined herein) with the Secretary of State of the State of Illinois pursuant to the Act (as defined herein) on October 8, 2013;

WHEREAS, certain of the Members (including pursuant to consents and joinders thereto) (collectively, the “Original Members”) and the Company entered into that certain Amended and Restated Limited Liability Company Agreement of the Company, dated as of July 1, 2018 (as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time to but excluding the date hereof, together with all schedules, exhibits and annexes thereto, the “Prior LLC Agreement”);

WHEREAS, the Original Members hold Founders Units, Class A Units, Class B Units, Class C Units, Class D Units, Class E Units and Class F Units (each having the meaning as defined in the Prior LLC Agreement, and together, the “Cresco Units”) of the Company;

WHEREAS, prior to the Effective Time (as defined herein), Cresco Labs Inc., a corporation organized under the laws of the Province of British Columbia (“Pubco”): (i) changed its name from Randsburg International Gold Corp. to Cresco Labs Inc.; (ii) effected a share consolidation whereby each holder of pre-consolidation shares of Pubco’s issued and outstanding common shares surrendered 1,004 pre-consolidation shares of Pubco common stock to Pubco in exchange for one (1) post-consolidation share of Pubco’s common shares, which such common shares were immediately redesignated as subordinate voting shares (the “Pubco Subordinate Voting Shares”); (iii) authorized a new class of non-participating super voting shares (the “Pubco Super Voting Shares”); (iv) authorized a new class of proportionate voting shares (the “Pubco Proportionate Voting Shares”); and (v) subscribed for stock of Cresco U.S. Corp., an Illinois corporation and a Member of the Company (the “PC Corp”) pursuant to which Pubco became an indirect member of the Company;

WHEREAS, prior to the Effective Time, Cresco Labs SPV Inc., a company existing under the laws of the Province of British Columbia (“Cresco Blocker Corp.”), previously completed a private placement of common shares (“Cresco Blocker Common Shares”) in exchange for C$26,705,625 (the “Cresco Blocker Proceeds”) which were used to subscribe for 7,121,500 Class F Units of the Company (the “Blocker Units”);

WHEREAS, pursuant to the terms of the Letter Agreement, Cresco Blocker Corp. was, prior to the Effective Time, party to a three-cornered amalgamation (the “First Amalgamation”) with a corporation newly-formed under the laws of British Columbia, the outstanding shares of which were wholly-owned by Pubco (the “First Amalgamation Sub”) pursuant to which the resulting entity constituted a continuation of each of Cresco Blocker Corp. and the First Amalgamation Sub (“Amalco 1”);

WHEREAS, prior to the Effective Time, Cresco Labs Finco Ltd., a company existing under the laws of the Province of British Columbia (“Cresco Acquisition Corp.”), previously completed a private placement of subscription receipts (“Cresco Acquisition Subscription Receipts”) in exchange for C$100,865,624.40 (the “Cresco Acquisition Subscription Receipt Proceeds”), which Cresco Acquisition Subscription Receipts shall be, pursuant to the terms of the Letter Agreement (as defined herein) and immediately following the Effective Time, automatically converted (the “Cresco Acquisition Subscription Receipt Conversion”) to shares of Cresco Acquisition Corp. stock (“Cresco Acquisition Shares”);

WHEREAS, immediately following the Cresco Acquisition Subscription Receipt Conversion and pursuant to the terms of the Letter Agreement, Cresco Acquisition Corp. was, prior to the Effective Time, party to a three-cornered amalgamation (the “Second Amalgamation” and together with the “First Amalgamation” the “Amalgamations”) with a corporation newly-formed under the laws of British Columbia, the outstanding shares of which were wholly-owned by Pubco (“Second Amalgamation Sub”) pursuant to which the resulting entity constituted a continuation of each of Cresco Acquisition Corp. and Second Amalgamation Sub (“Amalco 2”);

WHEREAS, in connection with the First Amalgamation, the former shareholders of Cresco Blocker Corp. received one Pubco Subordinate Voting Share as consideration for each Cresco Blocker Share surrendered in the First Amalgamation;

WHEREAS, in connection with the Second Amalgamation, the former shareholders of Cresco Acquisition Corp. received one Pubco Subordinate Voting Share as consideration for each Cresco Acquisition Share surrendered in the Second Amalgamation;

WHEREAS, immediately following the Amalgamations, but prior to the Effective Time, Amalco 1 and Amalco 2 were wound up and dissolved pursuant to which Pubco received the Cresco Acquisition Subscription Receipt Proceeds and the Blocker Units;

WHEREAS, subsequent to the winding up of Amalco 1 and Amalco 2, but prior to the Effective Time, Pubco contributed the Cresco Acquisition Subscription Receipt Proceeds (the “PC Corp Cash Contribution”) and the Blocker Units (together with the Cresco Units contributed to PubCo in the PubCo Exchange described below) to PC Corp (together, collectively referred to as the “PC Corp Contributions”) in exchange for voting shares of PC Corp (the “PC Corp Voting Shares”) pursuant to that certain Contribution Agreement between the Company, Pubco and PC Corp (the “Contribution Agreement”);

WHEREAS, certain of the Original Members (“Retained Members”) will retain some or all of their interest in the Company and such Units will be Recapitalized as set out herein;

WHEREAS, certain of the Original Members have, immediately prior to the Effective Time, exchanged some or all of their Cresco Units for Pubco Proportionate Voting Shares and Pubco Super Voting Shares (the “Pubco Exchange”);

WHEREAS, concurrent with the PC Corp Unit Contribution, PC Corp contributed the PC Corp Cash Contribution to the Company in exchange for additional Cresco Units pursuant to the Contribution Agreement (the “PC Corp Subscription”);

WHEREAS, in connection with the foregoing transactions by Pubco, PC Corp and the Company, and Pubco having become an indirect member of the Company pursuant to the PC Corp Subscription, certain Original Members and PC Corp, being the remaining Members, hereby desire to amend and restate the Prior LLC Agreement as of the Effective Time to reflect (a) a recapitalization of the Company (as set forth in Section 3.03 hereof) (the “Recapitalization”), (b) the appointment of the PC Corp as the Manager of the Company, (c) the admission of certain other Persons as Members of the Company from time to time, and (d) the rights and obligations of the Members of the Company that are enumerated and agreed upon in the terms of this Agreement effective as of the Effective Time, at which time the Prior LLC Agreement shall be superseded entirely by this Agreement;

WHEREAS, in connection with the Recapitalization and as of the Effective Time, the Cresco Units held by the remaining Members will be canceled and Common Units (as defined herein) will be issued to each such remaining Member as contemplated by this Agreement;

WHEREAS, it is anticipated that as of the Effective Time (or as soon as practicable thereafter) the Pubco Subordinate Voting Shares shall have been approved for listing on the CSE (as defined herein) (the “Public Listing”).

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Manager and the Members, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINITIONS

The following definitions shall be applied to the terms used in this Agreement for all purposes, unless otherwise clearly indicated to the contrary.

“Act” means the Illinois Limited Liability Company Act, as amended from time to time, or any corresponding provision or provisions of any succeeding or successor law of the State of Illinois; provided, however, that any amendment to the Act, or any succeeding or successor law, is applicable to the Company only if the Company has elected to be governed by the Act as so amended or by such succeeding or successor law, as the case may be. The term “Act” shall refer to the Act as so amended or to such succeeding or successor law only after the appropriate election by the Company, if made, has become effective.

“Additional Member” has the meaning set forth in Section 12.02.

“Adjusted Capital Account Deficit” means with respect to the Capital Account of any Member as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Member’s Capital Account balance shall be:

(a)	reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6); and

(b)

increased for any amount such Member is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to minimum gain).

“Admission Date” has the meaning set forth in Section 10.06.

“Affiliate” (and, with a correlative meaning, “Affiliated”) means, with respect to a specified Person, each other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities or by contract or other agreement).

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Amalco 1” has the meaning set forth in the recitals to this Agreement.

“Amalco 2” has the meaning set forth in the recitals to this Agreement.

“Amalgamations” has the meaning set forth in the recitals to this Agreement.

“AO LTIP Fraction” means, with respect to an AO LTIP Unit that is issued, the fraction designated in the relevant Vesting Agreement or other documentation pursuant to which such AO LTIP Unit is granted as the AO LTIP Fraction for such AO LTIP Unit.

“AO LTIP Unit” means a Unit which is designated as an Appreciation Only LTIP Unit in the relevant Vesting Agreement or other documentation pursuant to which such LITP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Exhibit A hereto or in this Agreement in respect of the holder thereof, as well as the relevant Vesting Agreement or other documentation pursuant to which such AO LTIP Unit is granted or issued.

“Appraisers” has the meaning set forth in Section 15.02.

“Articles” has the meaning set forth in Section 2.01.

“Assignee” means a Person to whom a Company Interest has been transferred but who has not become a Member pursuant to ARTICLE XII.

“Assumed Tax Liability” means, with respect to a Member, an amount equal to the Distribution Tax Rate multiplied by the estimated or actual taxable income of the Company, as determined for federal income tax purposes, allocated to such Member pursuant to Section 5.05 for the period to which the Assumed Tax Liability relates as determined for U.S. federal income tax purposes to the extent not previously taken into account in determining the Assumed Tax Liability of such Member, as reasonably determined by the Manager; provided that, in the case of PC Corp, such Assumed Tax Liability (i) shall be computed without regard to any increases to the tax basis of the Company’s property pursuant to Section 743(b) of the Code and (ii) shall in no event be less than an amount that will enable PC Corp to meet its tax obligations, including its obligations pursuant to the Tax Receivable Agreement, for the relevant taxable year.

“Base Rate” means, on any date, a variable rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the “prime rate” at large U.S. money center banks.

“Black-Out Period” means any “black-out” or similar period under Pubco’s policies covering trading in Pubco’s securities to which the applicable Redeeming Member is subject, which period restricts the ability of such Redeeming Member to immediately resell shares of Pubco Subordinate Voting Shares to be delivered to such Redeeming Member in connection with a Share Settlement.

“Blocker Units” has the meaning set forth in the recitals to this Agreement.

“Book Value” means, with respect to any Company property, the Company’s adjusted basis for U.S. federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulation Section 1.704-1(b)(2)(iv)(d)-(g).

“Booked-up Target” for an LTIP Unit means (i) initially, the Common Unit Economic Balance as determined on the date such LTIP was granted assuming the Gross Asset Value of the Company’s assets are adjusted pursuant to subsection (b) of the definition of Gross Asset Value at such time, and (ii) thereafter, as of any determination date, the remaining amount required to be allocated to such LTIP Unit for the Economic Capital Account Balance, to the extent attributable to such LTIP Unit, to be equal to the Common Unit Economic Balance as of such date. Notwithstanding the foregoing, the Booked-Up Target shall be zero for any LTIP Unit for which the Economic Capital Account Balance attributable to such LTIP Unit has at any time reached an amount equal to the Common Unit Economic Balance determined as of such time.

“Business Day” means any day other than a Saturday or a Sunday or a day on which the principal securities exchange on which the Pubco Subordinate Voting Shares are traded or quoted is closed or banks located in Toronto, Ontario, Canada or Chicago, Illinois generally are authorized or required by Law to close.

“Capital Account” means the capital account maintained for a Member in accordance with Section 5.01.

“Capital Contribution” means, with respect to any Member, the amount of any cash, cash equivalents, promissory obligations or the Fair Market Value of other property that such Member contributes (or is deemed to contribute) to the Company pursuant to ARTICLE III hereof.

“Cash Settlement” means immediately available funds in U.S. dollars in an amount equal to the Redeemed Units Equivalent.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Unit” means a Unit representing a fractional part of the Company Interests of the Members and having the rights and obligations specified with respect to the Common Units in this Agreement other than, for the avoidance of doubt, LTIP Units.

“Common Unit Economic Balance” means (i) the Capital Account balance of the Company Group, plus the amount of the Company Group’s share of any Minimum Gain attributable to partner nonrecourse debt or Minimum Gain, in either case to the extent attributable to the Company Group’s ownership of Common Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under Section 5.02(b) of this Agreement, divided by (ii) the number of Company Group’s Common Units.

“Common Unit Redemption” has the meaning set forth in Section 11.01(a)(i).

“Common Unitholder” means a Member who is the registered holder of Common Units.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Group” means the Company and its direct and indirect subsidiaries.

“Company Interest” means the interest of a Member in Profits, Losses and Distributions.

“Compensation Committee” means the compensation committee as designated or otherwise appointed by the board of directors of Pubco.

“Confidential Information” has the meaning set forth in Section 16.02.

“Contribution Notice” has the meaning set forth in Section 11.01(b).

“Corp Members” has the meaning set forth in the recitals to this Agreement.

“Corporate Incentive Award Plan” means the 2018 Equity Incentive Plan of Pubco, as approved by the shareholders of Pubco on November 14, 2018, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Cresco Acquisition Corp.” has the meaning set forth in the recitals to this Agreement.

“Cresco Acquisition Shares” has the meaning set forth in the recitals to this Agreement.

“Cresco Acquisition Subscription Receipt Conversion” has the meaning set forth in the recitals to this Agreement.

“Cresco Acquisition Subscription Receipt Proceeds” has the meaning set forth in the recitals to this Agreement.

“Cresco Acquisition Subscription Receipts” has the meaning set forth in the recitals to this Agreement.

“Cresco Blocker Common Shares” has the meaning set forth in the recitals to this Agreement.

“Cresco Blocker Corp.” has the meaning set forth in the recitals to this Agreement.

“Cresco Blocker Proceeds” has the meaning set forth in the recitals to this Agreement.

“Cresco Units” has the meaning set forth in the recitals to this Agreement.

“CSE” means the Canadian Securities Exchange, including any governmental body or agency succeeding to the functions thereof.

“Direct Exchange” has the meaning set forth in Section 11.03(a).

“Discount” has the meaning set forth in Section 6.06.

“Distributable Cash” shall mean, as of any relevant date on which a determination is being made by the Manager regarding a potential distribution pursuant to Section 4.01(a), the amount of cash and cash equivalents held by the Company, less such cash reserves as the Manager determines are necessary to pay on a timely basis Company costs and expenses, including operating costs and expenses, taxes, debt service, capital expenditures and other obligations of the Company, taking into account the anticipated revenues of the Company.

“Distribution” (and, with a correlative meaning, “Distribute”) means each distribution made by the Company to a Member with respect to such Member’s Units, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided, however, that none of the following shall be a Distribution: (a) any recapitalization that does not result in the distribution of cash or property to Members or any exchange of securities of the Company, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units or (b) any other payment made by the Company to a Member that is not properly treated as a “distribution” for purposes of Sections 731, 732, or 733 or other applicable provisions of the Code.

“Distribution Tax Rate” shall mean the tax rate determined in the sole discretion of the Manager and calculated taking into account the character of items of income, gains, loss, deduction and credit recognized at the Company level.

“Economic Capital Account Balance” with respect to Member means an amount equal to its Capital Account balance, plus the amount of its share of any Minimum Gain attributable to partner nonrecourse debt or Minimum Gain.

“Effective Time” has the meaning set forth in Section 16.17.

“Eligible AO LTIP Unit” means, as of the date any Liquidating Gain is being allocated, an AO LTIP Unit if the Common Unit Economic Balance as of such date (taking into account allocations to be made on such date) exceeds the Common Unit Economic Balance as of the date of issuance of the AO LTIP Unit, as adjusted for any LTIP Unit Adjustment Events, as defined in Section 1.5 of Exhibit A.

“Eligible FV LTIP Unit” means an FV LTIP Unit that has a Booked-up Target of zero (0).

“Equity Plan” means any option, stock, unit, stock unit, appreciation right, phantom equity or other incentive equity or equity-based compensation plan or program, in each case, now or hereafter adopted by Pubco, including the Corporate Incentive Award Plan.

“Equity Securities” means (a) Units or other equity interests in the Company or any Subsidiary of the Company (including other classes or groups thereof having such relative rights, powers and duties as may from time to time be established by the Manager pursuant to the provisions of this Agreement, including rights, powers and/or duties senior to existing classes and groups of Units and other equity interests in the Company or any Subsidiary of the Company), (b) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other equity interests in the Company or any Subsidiary of the Company, and (c) warrants, options or other rights to purchase or otherwise acquire Units or other equity interests in the Company or any Subsidiary of the Company.

“Event of Withdrawal” means the expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company. “Event of Withdrawal” shall not include an event that (a) terminates the existence of a Member for income tax purposes (including (i) a change in entity classification of a Member under Treasury Regulations Section 301.7701-3, (ii) termination of a partnership pursuant to Code Section 708(b)(1)(B), (iii) a sale of assets by, or liquidation of, a Member pursuant to an election under Code Sections 336 or 338, or (iv) merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member) but that (b) does not terminate the existence of such Member under applicable state law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Company Interests of such trust that is a Member).

“Exchange Act” means the Securities and Exchange Act of 1934, as may be amended from time to time.

“Exchange Election Notice” has the meaning set forth in Section 11.03(b).

“Fair Market Value” means, with respect to any asset, its fair market value determined according to Article XV.

“First Amalgamation” has the meaning set forth in the recitals to this Agreement.

“First Amalgamation Sub” has the meaning set forth in the recitals to this Agreement.

“Fiscal Period” means any interim accounting period within a Taxable Year established by the Company and which is permitted or required by Section 706 of the Code.

“Fiscal Year” means the Company’s annual accounting period established pursuant to Section 8.02.

“FV LTIP Fraction” means, with respect to an FV LTIP Unit that is issued, one (1) unless a fraction is specifically designated in the relevant Vesting Agreement or other documentation pursuant to which such FV LTIP Unit is granted or issued.

“FV LTIP Full Participation Date” means, for an FV LTIP Unit that is issued, such date as is specified in the relevant Vesting Agreement or other documentation pursuant to which such FV LTIP Unit is granted as the FV LTIP Full Participation Date for such LTIP Unit or, if no such date is so specified, the date of issuance of such FV LTIP Unit.

“FV LTIP Unit” means a Unit which is designated as a Full Value LTIP Unit in the relevant Vesting Agreement or other documentation pursuant to which such LTIP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Exhibit A hereto or in this Agreement in respect of the holder thereof, as well as the relevant Vesting Agreement or other documentation pursuant to which such FV LTIP Unit is granted or issued.

“Governmental Entity” means (a) the United States of America, (b) any other sovereign nation, (c) any state, province, district, territory or other political subdivision of (a) or (b) of this definition, including any county, municipal or other local subdivision of the foregoing, or (d) any entity exercising executive, legislative, judicial, regulatory or administrative functions of government on behalf of (a), (b) or (c) of this definition.

“Gross Asset Value” means, with respect to any asset of the Company, such asset’s adjusted basis for federal income tax purposes except as follows:

(a) the initial Gross Asset Value of (i) the assets contributed by each Member to the Company prior to the date hereof is the gross fair market value (as defined in Treasury Regulation section 1.704-1(b)(2)(iv)(h)) of such contributed assets as indicated in the books and records of the Company as of the date hereof; and (ii) any asset hereafter contributed by a Member, other than money, is the gross fair market value (as defined in Treasury Regulation section 1.704-1(b)(2)(iv)(h)) thereof as agreed to by the Manager and the contributing party;

(b) if the Manager reasonably determines that an adjustment is necessary or appropriate to reflect the relative economic interests of the Members, the Gross Asset Values of the Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Manager, as of the following times:

(i) a Capital Contribution (other than a de minimis Capital Contribution) to the Company by a new or existing Member as consideration for Units;

(ii) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for the redemption of Units;

(iii) the liquidation of the Company within the meaning of Treasury Regulation section 1.704-1(b)(2)(ii)(g);

(iv) the issuance of any interests in the Company as consideration for the provision of services to or for the benefit of the Company; and

(v) the issuance by the Company of a non-compensatory option (other than an option for a de minimis membership interest);

(c) the Gross Asset Values of the Company assets distributed to any Member shall be the gross fair market value (as defined in Treasury Regulation section 1.704-1(b)(2)(iv)(h)) of such assets (taking Code Section 7701(g) into account) as reasonably determined by the Manager as of the date of distribution; and

(d) the Gross Asset Values of the Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Sections 734(b) or 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this paragraph (d) to the extent that the Manager reasonably determines that an adjustment pursuant to paragraph (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

At all times, the Gross Asset Values shall be adjusted by any depreciation taken into account with respect to the Company’s assets for purposes of computing Net Profit and Net Loss. Any adjustment to the Gross Asset Value of Company property shall require an adjustment in the Company’s Capital Accounts, which shall be allocated in accordance with the provisions of this Agreement.

“Illinois Uniform Arbitration Act” has the meaning set forth in Section 16.11.

“Indemnified Person” has the meaning set forth in Section 7.04(a).

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended from time to time.

“Law” means all laws, statutes, ordinances, rules and regulations of the United States, any foreign country and each state, commonwealth, city, county, municipality, regulatory body, agency or other political subdivision thereof.

“Letter Agreement” means that certain letter agreement entered into by Pubco and the Company dated as of October 9, 2018.

“Liquidating Gains” means any Net Profit realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Company (including upon the occurrence of any event of liquidation of the Company), including, but not limited to, Net Profit realized in connection with an adjustment to the book value of Company assets under class (b) of the definition of Gross Asset Value.

“Liquidating Losses” means any Net Loss realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Company (including upon the occurrence of any event of liquidation of the Company), including, but not limited to, Net Loss realized in connection with an adjustment to the book value of the Company assets under clause (b) of the definition of Gross Asset Value.

“Losses” means items of Company loss or deduction determined according to Section 5.01(b).

“LTIP Unit” means any AO LTIP Units, FV LTIP Units, or other class or series of Units issued in accordance with Exhibit A that is designated as “LTIP Units”, in each case having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Exhibit A hereto or in this Agreement in respect of an LTIP Unit Member, as well as the relevant Vesting Agreement or other documentation pursuant to which such LTIP Unit is granted or otherwise issued.

“LTIP Unit Member” means any Person that holds LTIP Units or Common Units resulting from a conversion of LTIP Units that is named as an LTIP Unit Member in the Schedule of Members, as such Schedule of Members may be amended from time to time, to the extent applicable to the holding of such LTIP Units.

“Manager” has the meaning set forth in Section 6.01(a).

“Material Subsidiary” means any direct or indirect Subsidiary of the Company that, as of any date of determination, represents more than 50% of the consolidated net tangible assets of the Company or (b) 50% of the consolidated net income of the Company before interest, taxes, depreciation and amortization (calculated in a manner substantially consistent with U.S. GAAP).

“Member” means, as of any date of determination, (a) each Person named on the Schedule of Members and (b) any Person admitted to the Company as a Substituted Member or Additional Member in accordance with ARTICLE XII, but in each case only so long as such Person is shown on the Company’s books and records as the owner of one or more Units.

“Minimum Gain” means “partnership minimum gain” determined pursuant to Treasury Regulation Section 1.704-2(d).

“Net Loss” means, with respect to a Fiscal Year, the excess if any, of Losses for such Fiscal Year over Profits for such Fiscal Year (excluding Profits and Losses specially allocated pursuant to Section 5.03 and Section 5.04).

“Net Profit” means, with respect to a Fiscal Year, the excess if any, of Profits for such Fiscal Year over Losses for such Fiscal Year (excluding Profits and Losses specially allocated pursuant to Section 5.03 and Section 5.04).

“Officer” has the meaning set forth in Section 6.01(b).

“Operating Income” means Net Profit determined without taking into account Liquidating Gains and Liquidating Losses.

“Operating Loss” means Net Loss determined without taking into account Liquidating Gains and Liquidating Losses.

“Original Members” has the meaning set forth in the recitals to this Agreement.

“Other Agreements” has the meaning set forth in Section 10.04.

“Partnership Representative” has the meaning set forth in Section 9.03.

“PC Corp” has the meaning set forth in the recitals to this Agreement.

“PC Corp Cash Contribution” has the meaning set forth in the recitals to this Agreement.

“PC Corp Redeemable Shares” has the meaning set forth in the recitals to this Agreement.

“PC Corp Subscription” has the meaning set forth in the recitals to this Agreement.

“PC Corp Unit Contribution” has the meaning set forth in the recitals to this Agreement.

“PC Corp Voting Shares” has the meaning set forth in the recitals to this Agreement.

“Percentage Interest” means the fraction, expressed as a percentage, the numerator of which is the sum of such Member’s Common Units, FV LTIP Units and AO LTIP Units, and the denominator of which is the sum of the total number of Common Units, FV LTIP Units and AO LTIP Units issued and outstanding at such time, provided that (i) each AO LTIP Unit prior to conversion into a Common Unit shall be treated as a fraction of an AO LTIP Unit equal to the AO LTIP Fraction for that AO LTIP Unit for purposes of both the numerator and the denominator, and (ii) prior to the earlier to occur of (a) the FV LTIP Full Participation Date of an FV LTIP Unit or (b) the date of conversion of an FV LTIP Unit into a Common Unit, each FV LTIP Unit shall be treated as a fraction of an LTIP Unit equal to the FV LTIP Fraction for that FV LTIP Unit for purposes of both the numerator and the denominator.

“Permitted Transfer” has the meaning set forth in Section 10.02.

“Person” means an individual or any corporation, partnership, limited liability company, trust, unincorporated organization, association, joint venture or any other organization or entity, whether or not a legal entity.

“Prior LLC Agreement” has the meaning set forth in the recitals to this Agreement.

“Pro rata,” “pro rata portion,” “according to their interests,” “ratably,” “proportionately,” “proportional,” “in proportion to,” “based on the number of Units held,” “based upon the percentage of Units held,” “based upon the number of Units outstanding,” and other terms with similar meanings, when used in the context of a number of Units of the Company relative to other Units, means as amongst an individual class of Units, pro rata based upon the number of such Units within such class of Units.

“Profits” means items of Company income and gain determined according to Section 5.01(b) assigns.

“Pubco” has the meaning set forth in the recitals to this Agreement, together with its successors and assigns.

“Pubco Exchange” has the meaning set forth in the recitals to this Agreement.

“Pubco Proportionate Voting Share Redemption Price” means the price of a Pubco Proportionate Voting Share as determined by the Manager in good faith.

“Pubco Proportionate Voting Shares” has the meaning set forth in the recitals to this Agreement.

“Pubco Subordinate Voting Share Redemption Price” means the volume weighted average price for a Pubco Subordinate Voting Share on the principal securities exchange on which the Pubco Subordinate Voting Shares are traded or quoted, as reported by Bloomberg, L.P., or its successor, for each of the five (5) consecutive full Trading Days ending on and including the last full Trading Day immediately prior to the Redemption Date, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Pubco Subordinate Voting Shares. If the Pubco Subordinate Voting Shares no longer trade on a securities exchange or automated or electronic quotation system at the time that any Pubco Subordinate Voting Share Redemption Price is calculated, then the Manager shall determine the Pubco Subordinate Voting Share Redemption Price in good faith.

“Pubco Subordinate Voting Shares” has the meaning set forth in the recitals to this Agreement.

“Pubco Super Voting Shares” has the meaning set forth in the recitals to this Agreement.

“Public Listing” has the meaning set forth in the recitals to this Agreement.

“Quarterly Redemption Date” means, for each quarter beginning with the quarter ended March 31, 2019, the latest to occur of either: (a) the second Business Day after the date on which Pubco makes a public news release of its quarterly earnings for the prior quarter, (b) the first day of each quarter on which directors and executive officers of Pubco are permitted to trade under the applicable policies of Pubco related to trading by directors and executive officers, or (c) such other date as Pubco shall determine in its sole discretion. Pubco will deliver notice of the Quarterly Exchange Date to each Member (other than Pubco) at least seventy-five (75) days prior to each Quarterly Redemption Date.

“Recapitalization” has the meaning set forth in the recitals to this Agreement.

“Redeemed Units” has the meaning set forth in Section 11.01(a)(i).

“Redeemed Units Equivalent” means (1) the product of (a) the number of Settlement Shares that are Pubco Subordinate Voting Shares and (b) the Pubco Subordinate Voting Share Redemption Price plus (2) the product of (a) the number of Settlement Shares that are Pubco Proportionate Voting Shares and (b) the Pubco Proportionate Voting Share Redemption Price.

“Redeeming Member” has the meaning set forth in Section 11.01(a)(i).

“Redemption” has the meaning set forth in Section 11.01(a)(i).

“Redemption Date” has the meaning set forth in Section 11.01(a)(i).

“Redemption Notice” has the meaning set forth in Section 11.01(a)(i).

“Redemption Right” has the meaning set forth in Section 11.01(a)(i).

“Regulatory Allocations” has the meaning set forth in Section 5.03(f).

“Restricted Taxable Year” shall mean any of (i) the Taxable Year of the Company ending December 31, 2018, unless the Manager determines otherwise and notifies the Members prior to December 31, 2018, and any Taxable Year during which the Manager determines the Company does not satisfy the private placement safe harbor of Treasury Regulations Section 1.7704-1(h). Unless the Manager otherwise notifies the Members prior to the commencement of a Taxable Year, each Taxable Year of the Company shall be a Restricted Taxable Year. For the avoidance of doubt, the provisions herein referencing, or otherwise becoming effective during, a Restricted Taxable Year shall be for purposes of avoiding the classification of the Company for U.S. federal income tax purposes as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

“Retained Members” has the meaning set forth in the recitals to this Agreement.

“Schedule of Members” has the meaning set forth in Section 3.01(b).

“Second Amalgamation” has the meaning set forth in the recitals to this Agreement.

“Second Amalgamation Sub” has the meaning set forth in the recitals to this Agreement.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future Law.

“Settlement Shares” has the meaning set forth in Section 11.01(b).

“Share Settlement” means a number of Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares (on an as converted to Subordinate Voting Shares basis) or a combination thereof, as determined by the Manager in its sole discretion, that is equal to the number of Redeemed Units.

“Sponsor Person” has the meaning set forth in Section 7.04(d).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the voting interests thereof are at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, references to a “Subsidiary” of the Company shall be given effect only at such times that the Company has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company.

“Substituted Member” means a Person that is admitted as a Member to the Company pursuant to Section 12.01.

“Support Agreement” means that certain support agreement by and between Pubco, the PC Corp and the Company dated as of the date of the Effective Time.

“Target Balance” has the meaning set forth in Section 5.02(c)(i).

“Tax Distribution Date” has the meaning set forth in Section 4.01(b)(i).

“Tax Distributions” has the meaning set forth in Section 4.01(b)(i).

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated as the date hereof, by and among the PC Corp, the Company, and those certain Original Members which are party thereto (including pursuant to consent or joinder thereto).

“Taxable Year” means the Company’s accounting period for U.S. federal income tax purposes determined pursuant to Section 9.02.

“Trading Day” means a day on which the principal securities exchange on which the Pubco Subordinate Voting Shares are traded or quoted is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” (and, with a correlative meaning, “Transferring”) means any sale, transfer, assignment, pledge, encumbrance or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of Law) (a) any interest (legal or beneficial) in any Equity Securities or (b) any equity or other interest (legal or beneficial) in any Member if substantially all of the assets of such Member consist solely of Units.

“Treasury Regulations” means the income tax regulations promulgated under the Code and any corresponding provisions of succeeding regulations.

“Unit” means a Company Interest of a Member or a permitted Assignee in the Company representing a fractional part of the Company Interests of all Members and Assignees as may be established by the Manager from time to time in accordance with Section 3.02; provided, however, that any class or group of Units issued shall have the relative rights, powers and duties set forth in this Agreement, and the Company Interest represented by such class or group of Units shall be determined in accordance with such relative rights, powers and duties.

“Unitholder” means a Common Unitholder and any Member who is the registered holder of any other class of Units, if any.

“Unvested Corporate Shares” means Pubco Subordinate Voting Shares issued pursuant to an Equity Plan that are not Vested Corporate Shares.

“Unvested LTIP Units” means LTIP Units that have not vested and are subject to forfeiture under the terms of a Vesting Agreement.

“U.S. GAAP” means United States generally accepted accounting practices and principles.

“Vested Corporate Shares” means the Pubco Subordinate Voting Shares issued pursuant to an Equity Plan that are vested pursuant to the terms thereof or any award or similar agreement relating thereto.

“Vested LTIP Units” means LTIP Units that have vested and are no longer subject to forfeiture under the terms of a Vesting Agreement.

“Vesting Agreement” means an award, vesting or other similar agreement setting forth the terms under which any number of LTIP Units are subject to vesting, forfeiture and additional restrictions on transfer. The terms of any Vesting Agreement may be modified by the Manager from time to time in its sole discretion, subject to any restrictions on amendment imposed by the relevant Vesting Agreement or by the terms of any plan pursuant to which the LTIP Units are issued, if applicable.

ARTICLE II.

ORGANIZATION AND POWERS

Section 2.01 Organization. The Company was formed by the filing of its Articles of Organization with the Secretary of State of the State of Illinois (as amended from time to time, the “Articles”) on October 8, 2013 pursuant to the Act. The registered agent and registered office of the Company in Illinois is Dominic A. Sergi, 520 W. Erie St., Suite 220, Chicago, Illinois 60654.

Section 2.02 Second Amended and Restated Limited Liability Company Agreement. The Members and the Manager hereby execute this Agreement, effective as of the Effective Time, for the purpose of establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. The Members hereby agree that during the term of the Company set forth in Section 2.06, the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Act. On any matter upon which this Agreement is silent, the Act shall control. No provision of this Agreement shall be in violation of the Act and to the extent any provision of this Agreement is in violation of the Act, such provision shall be void and of no effect to the extent of such violation without affecting the validity of the other provisions of this Agreement; provided, however, that where the Act provides that a provision of the Act shall apply “unless otherwise provided in the limited liability company agreement” or words of similar effect, the provisions of this Agreement shall in each instance control.

Section 2.03 Name. The name of the Company is “Cresco Labs, LLC”. The Manager in its sole discretion may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all of the Members and, to the extent practicable, to all of the holders of any Equity Securities then outstanding. The Company’s business may be conducted under its name and/or any other name or names deemed advisable by the Manager.

Section 2.04 Purpose. The purpose of the Company is the transaction of any or all lawful business for which limited liability companies may be organized under the Act and to conduct such other activities as may be necessary, advisable, convenient or appropriate to promote or conduct the business of the Company as set forth herein, including, but not limited to, entering into partnership agreements in the capacity of a general or a limited partner, becoming a member of a joint venture or a limited liability company, participating in forms of syndication for investment, owning stock in corporations and the incurring of indebtedness and the granting of liens and security interests on the real and personal property of the Company; it being agreed that each of the foregoing is an ordinary part of the Company’s business.

Section 2.05 Principal Office; Registered Agent. The principal office and place of business of the Company shall be Chicago, Illinois. The Manager may change the principal office or place of business of the Company at any time and may cause the Company to establish other offices or places of business in various jurisdictions and appoint agents for service of process in such jurisdictions. The Manager may from time to time change the Company’s registered agent in the State of Illinois.

Section 2.06 Term. The term of the Company commenced upon the filing of the Articles in accordance with the Act and shall continue in existence in perpetuity until termination and dissolution of the Company in accordance with this Agreement and the Act.

Section 2.07 No State-Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.07, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE III.

MEMBERS; UNITS; CAPITALIZATION

Section 3.01 Members.

(a) Each Original Member, and each other Common Unitholder, previously was admitted as a Member of the Company and, except to the extent such Members have contributed their Units to PC Corp pursuant to the PC Corp Unit Contribution or exchanged their Units pursuant to the Pubco Exchange, shall remain a Member of the Company upon the Effective Time. Each Person executing this Agreement as a Member shall be admitted as a Member of the Company upon the Effective Time. Each Person which participated in the PC Corp Unit Contribution or exchanged their Units pursuant to the Pubco Exchange which, immediately after the effective time of such PC Corp Unit Contribution or such Pubco Exchange, did not hold any interest in the capital or profits of the Company ceased to be a Member of the Company as of the effective time of the PC Corp Unit Contribution or the Pubco Exchange as the case may be.

(b) The Company shall maintain a schedule setting forth: (i) the name and address of each Member; (ii) the date on which each Member became a Member; (iii) the aggregate number of outstanding Units and the number and class of Units held by each Member; (iv) the aggregate amount of cash Capital Contributions that has been made by the Members with respect to their Units; and (v) the Fair Market Value of any property other than cash contributed by the Members with respect to their Units (including, if applicable, a description and the amount of any liability assumed by the Company or to which contributed property is subject) (such schedule, the “Schedule of Members”). Upon any change in the number or ownership of outstanding Units (whether upon an issuance of Units, a Transfer of Units, a redemption or exchange of Units or otherwise), the Manager is authorized to amend and update the Schedule of Members. The Schedule of Members shall be the definitive record of ownership of each Unit of the Company and all relevant information with respect to each Member. Any reference in this Agreement to the Schedule of Members shall be deemed a reference to the Schedule of Members as amended and as in effect from time to time. The Company shall be entitled to recognize the exclusive right of a Person registered on its records as the owner of Units for all purposes and shall not be bound to recognize any equitable or other claim to or interest in Units on the part of any other Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the Act.

(c) No Member shall be required or, except as approved by the Manager pursuant to Section 6.01 and in accordance with the other provisions of this Agreement, permitted to loan any money or property to the Company or borrow any money or property from the Company.

Section 3.02 Units.

(a) Interests in the Company shall be represented by Units, or such other securities of the Company, in each case as the Manager may establish in its discretion in accordance with the terms and subject to the restrictions hereof. Immediately after the Effective Time, the Units will be comprised of three classes of Units, including Common Units and AO LTIP Units and FV LTIP Units. To the extent required pursuant to Section 3.04, and except in connection with the issuance of Units pursuant to an acquisition pursuant to Section 3.12 (pursuant to which the Manager shall be authorized to create any additional classes or series of Common Units or preferred Units), the Manager may create one or more classes or series of Common Units or preferred Units solely to the extent they are in the aggregate substantially equivalent to a class of common shares of Pubco or class or series of preferred shares of Pubco.

(b) The Manager is hereby authorized without the approval of the Members to issue to any Person providing services to or for the benefit of the Company, which may include Members, LTIP Units in one or more classes, or one or more series of any of such classes, with such designations, preferences, and relative, participating, optional or other special rights, powers and duties as shall be determined by the Manager subject to the prior written approval of the Compensation Committee and further subject to the Act and Illinois law, including, without limitation, (i) the rights of each such class or series of Units to an allocation of Net Profit or Net Loss (or items thereof) to each such class or series of Units; (ii) the rights of each such class or series of Units to share in Company distributions; (iii) the rights of each such class or series of Units upon dissolution and liquidation of the Company; and (iv) the right to vote, if any, of each such class or series of Units; provided that (a) LTIP Units of any series (other than “Appreciation

Only Long Term Incentive Plan Units” or “AO LTIP Units” and “Full Value Long Term Incentive Plan Units” or “FV LTIP Units”, the rights, powers, privileges, restrictions, qualifications and limitation of which are set forth in Schedule A hereto) shall not disproportionately affect any one Common Unitholder or group of Common Unitholders, and (b) no such additional Units or other membership interests shall be issued to the Manager unless, in the case of clause (b), the additional membership interests are issued in connection with the grant, award or issuance of new interests in the Company that have designations, preferences and other rights such that the economic interests attributable to such new interests are substantially similar to the designations, preferences and other rights of the additional membership interests issued to other Members. The Manager’s determination that the consideration is adequate shall be conclusive insofar as the adequacy of consideration relates to whether the membership interests are validly issued and paid. The Manager shall be authorized on behalf of each of the Members to amend this Agreement to reflect the admission of any Member in accordance the provisions of this Agreement, in the event that the Manager deems such amendment advisable.

Section 3.03 Recapitalization; Capital Contributions.

(a) Recapitalization. In connection with the Recapitalization, as of the Effective Time, the aggregate Cresco Units that in each case were issued and outstanding and held by the Members prior to the execution and effectiveness of this Agreement are hereby canceled and the Common Units are hereby issued and outstanding as of the Effective Time in replacement thereof. The outstanding Common Units after giving effect to the Recapitalization, and the respective holders thereof as of the Effective Time, are reflected on the Schedule of Members.

(b) Member Capital Contributions. The Members’ Capital Contributions shall be reflected on the Schedule of Members. For the avoidance of doubt, the Members shall be admitted as Members with respect to all Common Units they hold from time to time. The parties hereto acknowledge and agree that Capital Contributions made or to be made to the Company by such Members will result in a “reevaluation of partnership property” and corresponding adjustments to Capital Account balances as described in Treasury Regulations section 1.704-1(b)(2)(iv)(f).

Section 3.04 Issuance of Additional Units in Conformance with Support Agreement. The Manager shall be authorized to cause the Company to undertake all actions necessary or required by the Company under the Support Agreement including without limitation any reclassification, consolidation, split, distribution, or recapitalization, with respect to the Common Units, to maintain the same ratios between the number of outstanding Pubco Subordinate Voting Shares, the number of outstanding PC Corp shares (consisting of the PC Corp Redeemable Shares and the PC Corp Voting Shares) and the number of Common Units issued and outstanding immediately prior to any such reclassification, consolidation, split, distribution, or recapitalization of shares at PC Corp or Pubco.

Section 3.05 Repurchase or Redemption of Pubco Subordinate Voting Shares, Pubco Proportionate Voting Shares or PC Corp Redeemable Shares.

(a) If, at any time, any Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares are repurchased or redeemed (whether by exercise of a put or call, automatically or by means of another arrangement) by Pubco for cash, then the PC Corp shall, immediately prior to such repurchase or redemption of Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, redeem a number of shares of stock of the PC Corp held by Pubco at an aggregate redemption price equal to the aggregate purchase or redemption price of the Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares being repurchased or redeemed by Pubco (plus any expenses related thereto) and upon such other terms as are the same for the Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares being repurchased or redeemed by Pubco; provided that, immediately prior to such redemption by the PC Corp of such shares of stock of the PC Corp, the Manager shall cause the Company to redeem a number of Common Units held by the PC Corp at an aggregate redemption price equal to the aggregate purchase or redemption price of the Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares being repurchased or redeemed by Pubco (plus any expenses related thereto) and upon such other terms as are the same for the Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares being repurchased or redeemed by Pubco.

(b) If, at any time, any PC Corp Redeemable Shares are repurchased or redeemed (whether by exercise of a put or call, automatically or by means of another arrangement) by PC Corp for cash, then the Manager shall cause the Company to redeem a number of Common Units held by the PC Corp at an aggregate redemption price equal to the aggregate purchase or redemption price of the PC Corp Redeemable Shares being repurchased or redeemed by the PC Corp (plus any expenses related thereto) and upon such other terms as are the same for the PC Corp Redeemable Shares being repurchased or redeemed by PC Corp.

(c) Notwithstanding any provision to the contrary in this Agreement, each of the Company, the PC Corp and Pubco shall not make any repurchase or redemption if such repurchase or redemption would violate any applicable Law.

Section 3.06 Certificates Representing Units; Lost, Stolen or Destroyed Certificates; Registration and Transfer of Units.

(a) Units shall not be certificated unless otherwise determined by the Manager. If the Manager determines that one or more Units shall be certificated, each such certificate shall be signed by or in the name of the Company, by the Chief Executive Officer and any other officer designated by the Manager, representing the number of Units held by such holder. Such certificate shall be in such form (and shall contain such legends) as the Manager may determine. Any or all of such signatures on any certificate representing one or more Units may be a facsimile, engraved or printed, to the extent permitted by applicable Law. The Manager agrees that it shall not elect to treat any Unit as a “security” within the meaning of Article 8 of the Uniform Commercial Code of any applicable jurisdiction unless thereafter all Units then outstanding are represented by one or more certificates.

(b) If Units are certificated, the Manager may direct that a new certificate representing one or more Units be issued in place of any certificate theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon delivery to the Manager of an affidavit of the owner or owners of such certificate, setting forth such allegation. The Manager may require the owner of such lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate.

(c) Upon surrender to the Company or the transfer agent of the Company, if any, of a certificate for one or more Units, duly endorsed or accompanied by appropriate evidence of succession, assignment or authority to transfer, in compliance with the provisions hereof, the Company shall issue a new certificate representing one or more Units to the Person entitled thereto, cancel the old certificate and record the transaction upon its books. Subject to the provisions of this Agreement, the Manager may prescribe such additional rules and regulations as it may deem appropriate relating to the issue, Transfer and registration of Units.

Section 3.07 Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member’s Capital Account (including upon and after dissolution of the Company).

Section 3.08 No Withdrawal. No Person shall be entitled to withdraw any part of such Person’s Capital Contribution or Capital Account or to receive any Distribution from the Company, except as expressly provided in this Agreement.

Section 3.09 Loans From Members. Loans by Members to the Company shall not be considered Capital Contributions. Subject to the provisions of Section 3.01(c), the amount of any such advances shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such advances are made.

Section 3.10 Pubco Equity Incentive Plans. Nothing in this Agreement shall be construed or applied to preclude or restrain Pubco from adopting, modifying or terminating an Equity Plan or from issuing Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares pursuant to any such Equity Plans. Pubco may implement such Equity Plans and any actions taken under such Equity Plans (such as the grant or exercise of options to acquire Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, or the issuance of Unvested Corporate Shares), whether taken with respect to or by an employee or other service provider of Pubco, PC Corp, the Company or its Subsidiaries, in a manner determined by Pubco in its sole discretion. The Manager may amend this Agreement as necessary or advisable in its sole discretion in connection with the adoption, implementation, modification or termination of an Equity Plan by Pubco. In the event of such an amendment by the Manager, the Company will provide notice of such amendment to the Members. For the avoidance of doubt, the Company shall be expressly authorized to issue Units (i) in accordance with the terms of any such Equity Plan, or (ii) in an amount equal to the number of Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares issued pursuant to any such Equity Plan, without any further act, approval or vote of any Member or any other Persons.

Section 3.11 Dividend Reinvestment Plan, Cash Option Purchase Plan, Stock Incentive Plan or Other Plan. Except as may otherwise be provided in this ARTICLE III, all amounts received or deemed received by Pubco in respect of any dividend reinvestment plan, cash option purchase plan, stock incentive or other stock or subscription plan or agreement, either shall be utilized by Pubco to effect open market purchases of shares of Pubco Subordinate Voting Shares, or (b) if Pubco elects instead, or is obligated, to issue new Pubco Subordinate Voting Shares with respect to such amounts, such amounts shall be contributed by Pubco to the PC Corp in exchange for additional shares of stock of the PC Corp and further contributed by the PC Corp to the Company in exchange for additional Common Units. Upon such contribution, the Company will issue to the PC Corp Common Units.

Section 3.12 Acquisitions. The Manager may cause the Company from time to time to issue Common Units or other Equity Securities to Persons for the purpose of acquiring additional assets or equity interests in corporations, partnerships, limited liability companies and other entities, on the terms as determined by the Manager in its sole and absolute discretion. The terms of any such acquisition, including price, shall be negotiated and determined by the Manager in its sole and absolute discretion.

ARTICLE IV.

DISTRIBUTIONS

Section 4.01 Distributions.

(a) Distributable Cash; Other Distributions. To the extent permitted by applicable Law and hereunder, Distributions to Members (for the avoidance of doubt including holders of FV LTIP Units and AO LTIP Units) may be declared by the Manager out of Distributable Cash or other funds or property legally available therefor in such amounts and on such terms (including the payment dates of such Distributions) as the Manager shall determine using such record date as the Manager may designate; such Distributions shall be made to the Members as of the close of business on such record date on a pro rata basis in accordance with each Member’s Percentage Interest as of the close of business on such record date; provided, however, that the Manager shall have the obligation to make Distributions as set forth in Sections 4.01(b) and 14.02; and, provided further, that, notwithstanding any other provision herein to the contrary, no Distributions shall be made to any Member to the extent such Distribution would render the Company insolvent. For purposes of the foregoing sentence, insolvency means either (i) the inability of the Company to pay its debts as they come due in the usual course of business, or (ii) the total assets of the Company being less than the sum of its total liabilities. Promptly following the designation of a record date and the declaration of a Distribution pursuant to this Section 4.01(a), the Manager shall give notice to each Member of the record date, the amount and the terms of the Distribution and the payment date thereof. In furtherance of the foregoing, it is intended that the Manager shall, to the extent permitted by applicable Law and hereunder, have the right in its sole discretion to make Distributions to the Members pursuant to this Section 4.01(a) in such amounts as shall enable the PC Corp to pay dividends or to meet its obligations, including its obligations pursuant to the Tax Receivable Agreement (to the extent such obligations are not otherwise able to be satisfied as a result of Tax Distributions required to be made pursuant to Section 4.01(b)).

(b) Tax Distributions.

(i) On or about each date (a “Tax Distribution Date”) that is five (5) Business Days prior to each due date for the U.S. federal income tax return of an individual calendar year taxpayer (without regard to extensions) (or, if earlier, the due date for the U.S. federal income tax return of PC Corp, as determined without regard to extensions), the Company shall, to the extent of Distributable Cash as determined by the Manager in its sole discretion, be required to make a Distribution to each Member of cash in an amount equal to the excess of such Member’s Assumed Tax Liability, if any, for such taxable period over the Distributions previously made to such Member pursuant to this Section 4.01(b) with respect to such taxable period (the “Tax Distributions”). Notwithstanding the foregoing, the Manager may, in its discretion, make such Tax Distributions on a quarterly basis, and any date on which such Tax Distributions are made will be considered a Tax Distribution Date for purposes hereof.

(ii) To the extent a Member otherwise would be entitled to receive less than its Percentage Interest of the aggregate Tax Distributions to be paid pursuant to this Section 4.01(b) on any given date, the Tax Distributions to such Member shall be increased to ensure that all Distributions made pursuant to this Section 4.01(b) are made pro rata in accordance with such Member’s Percentage Interest. If, on a Tax Distribution Date, there are insufficient funds on hand to distribute to the Members the full amount of the Tax Distributions to which such Members are otherwise entitled, Distributions pursuant to this Section 4.01(b) shall be made to the Members only to the extent of available funds in accordance with their Percentage Interests and the Company shall make future Tax Distributions as soon as the Manager determines in its sole discretion that funds have become available sufficient to pay the remaining portion of the Tax Distributions to which such Members are otherwise entitled.

(iii) In the event of any audit by, or similar event with, a taxing authority that affects the calculation of any Member’s Assumed Tax Liability for any Taxable Year, or in the event the Company files an amended tax return, each Member’s Assumed Tax Liability with respect to such year shall be recalculated by giving effect to such event (for the avoidance of doubt, taking into account interest or penalties). Any shortfall in the amount of Tax Distributions the Members and former Members received for the relevant Taxable Years based on such recalculated Assumed Tax Liability shall, to the extent of Distributable Cash available therefor as determined by the Manager in its sole discretion, promptly be distributed to such Members and the successors of such former Members, except, for the avoidance of doubt, to the extent Distributions were made to such Members and former Members pursuant to Section 4.01(a) and this Section 4.01(b) in the relevant Taxable Years sufficient to cover such shortfall.

(iv) Notwithstanding the foregoing, Distributions pursuant to this Section 4.01(b), if any, shall be made to a Member (or its predecessor in interest) only to the extent all previous Distributions to such Member pursuant to Section 4.01(a) with respect to the Fiscal Year are less than the Distributions such Member (and its predecessor in interest) otherwise would have been entitled to receive with respect to such Fiscal Year pursuant to this Section  4.01(b).

Section 4.02 Restricted Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to any Member on account of any Company Interest if such Distribution would violate any applicable Law or the terms of any other agreement to which the Company is a party.

ARTICLE V.

CAPITAL ACCOUNTS; ALLOCATIONS; TAX MATTERS

Section 5.01 Capital Accounts.

(a) The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). For this purpose, the Company may (in the discretion of the Manager), upon the occurrence of the events specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such Treasury Regulation and Treasury Regulation Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property.

(b) For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to this Article V and to be reflected in the Capital Accounts of the Members, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); provided, however, that:

(i) The computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(l)(B) or Code Section 705(a)(2)(B) and Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for U.S. federal income tax purposes.

(ii) If the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(iii) Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(iv) Items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property’s Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

(v) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

Section 5.02 Allocations.

(a) Except as otherwise provided in Section 5.02(b), Section 5.02(c), Section 5.03 and Section 5.04, Net Profits and Net Losses for any Fiscal Year or Fiscal Period shall be allocated among the Capital Accounts of the Members pro rata in accordance with their respective Percentage Interests.

(b) Unless otherwise provided in this Agreement, every item of income, gain, loss and deduction entering into the computation of Net Profits or Net Losses will be allocated to the Members in the same proportion as the allocation of Net Profits or Net Losses for that period.

(c) Special Allocation of Liquidating Gains and Liquidating Losses:

(i) Liquidating Gains shall first be allocated to the Members holding FV LTIP Units until the Economic Capital Account Balances of such Members, to the extent attributable to their ownership of FV LTIP Units, are equal to (1) the Common Unit Economic Balance, multiplied by (2) the number of their FV LTIP Units (with respect to each Member holding FV LTIP Units, the “Target Balance”). For the avoidance of doubt, Liquidating Gains allocated with respect to a FV LTIP Unit pursuant to this subparagraph shall reduce (but not below zero) the Booked-Up Target for such FV LTIP Unit. Any such allocations shall be made among the holders of FV LTIP Units in proportion to the aggregate amounts required to be allocated to each under this subparagraph.

(ii) Liquidating Gain allocated to a Member under this subparagraph will be attributed to specific FV LTIP Units of such Member for purposes of determining (1) allocations under this section, (2) the effect of the forfeiture or conversion of specific LTIP Units on such Member’s Capital Account and (3) the ability of such Member to convert specific LTIP Units into Common Units. Such Liquidating Gain will generally be attributed in the following order: (1) first, to Vested FV LTIP Units held for more than two years, (2) second, to Vested FV LTIP Units held for two years or less, (3) third, to Unvested FV LTIP Units that have remaining vesting conditions that only require continued employment or service to the Company, the Company, the Manager or an Affiliate of either for a certain period of time (with such Liquidating Gains being attributed in order of vesting from soonest vesting to latest vesting), and (4) fourth, to other Unvested FV LTIP Units (with such Liquidating Gains being attributed in order of issuance from earliest issued to latest issued). Within each category, Liquidating Gain will be allocated seriatim (i.e., entirely to the first unit in a set, then entirely to the next unit in the set, and so on, until a full allocation is made to the last unit in the set) in the order of smallest Booked-Up Target to largest Booked-Up Target.

(iii) After giving effect to the special allocations set forth above, if, due to distributions with respect to Common Units in which the FV LTIP Units do not participate, forfeitures or otherwise, the Economic Capital Account Balance of any Member attributable to such Member’s FV LTIP Units, exceeds the Target Balance, then Liquidating Losses shall be allocated to such Member to eliminate the disparity; provided, however, that if Liquidating Losses are insufficient to completely eliminate all such disparities, such losses shall be allocated among FV LTIP Units in a manner reasonably determined by the Manager.

(iv) The Members agree that the intent of this Section 5.02(c) is (1) to the extent possible to make the liquidation value associated with each FV LTIP Unit the same as the liquidation value of a Common Unit, and (2) to allow conversion of a FV LTIP Unit (assuming it is a Vested LTIP Unit) when sufficient Liquidating Gains have been allocated to such FV LTIP Unit pursuant to Section 5.02(c)(i) above or Net Loss, Operating Loss and/or Liquidating Loss have been allocated to Common Units so that either a FV LTIP Unit’s initial Booked-Up Target has been reduced to zero or the parity described in subclause (1) above has been achieved. The Manager shall be permitted to interpret this Section and to amend this Agreement to the extent necessary and consistent with this intention.

(v) If a Member forfeits any FV LTIP Units to which Liquidating Gain has previously been allocated under Section 5.02(c)(i) above, (1) the portion of such Member’s Capital Account attributable to such Liquidating Gain allocated to such forfeited LTIP Units will be re-allocated to that Member’s remaining FV LTIP Units that were outstanding on the date of the initial allocation of such Liquidating Gain, using a methodology similar to that described in Section 5.02(c)(ii) above as reasonably determined by the Manager, to the extent necessary to cause such Member’s Economic Capital Account Balance attributable to each such FV LTIP Unit to equal the Common Unit Economic Balance and (2) such Member’s Capital Account will be reduced by the amount of any such Liquidating Gain not re-allocated pursuant to the foregoing subclause (1) above. Any such reductions in Capital Accounts pursuant to the foregoing subclause (2) shall be reallocated to the Common Units and LTIP Units pro rata, provided that the Manager shall have the discretion to limit reallocations to LTIP Units in any manner the Manager reasonably determines is necessary to prevent such LTIP Units from participating in Liquidating Gains realized prior to the issuance of such LTIP Units.

(d) In the event an allocation of Net Loss in respect of an LTIP Unit would cause the holder of such LTIP Unit to have an Adjusted Capital Account Deficit, the Net Loss allocable to the LTIP Unit shall first be made out of Operating Loss to the extent the cumulative Operating Income in excess of cumulative Operating Loss allocated to that LTIP Unit exceeds cumulative distributions in respect of that LTIP Unit, and any remaining allocation of Net Loss to that LTIP Unit shall be made proportionately out of Operating Loss and Liquidating Loss

(e) In the event an allocation of Net Loss in respect of a Common Unit would cause the holder of such Common Unit to have an Adjusted Capital Account Deficit, the Net Loss allocable to the Common Unit shall be made proportionately out of Operating Loss and Liquidating Loss remaining after the allocation of Net Loss in respect of LTIP Units as provided in Section 5.02(d) above.

(f) Special Allocation to LTIP Units. Items of gross income of the Company shall be specially allocated to a Member in an amount necessary to eliminate any Adjusted Capital Account Deficit attributable to an LTIP Unit of such Member. Any such allocations shall be made first from items of income constituting Operating Income or Operating Loss, and only thereafter from items of income constituting Liquidating Gains or Liquidating Losses. For purposes of determining the amount of gross income that must be specially allocated under this Section 5.02(f), the Company shall initially allocate all items amongst the Members in accordance with the provisions of this Agreement, and only if a Member has an Adjusted Capital Account Deficit after such initial allocation shall a special allocation be made pursuant to this Section and only in an amount equal to the excess gross income allocation needed to eliminate such Adjusted Capital Account Deficit taking into account the remaining Net Income that will be allocated to such Member after applying the other provisions of this section.

(g) Special Allocation upon Conversion of FV LTIP Units or AO LTIP Units. After a Member’s conversion of an AO LTIP Unit into a fraction of a Common Unit, the Company will specially allocate Liquidating Gain and Liquidating Loss to the Members until and in a manner that causes, as promptly as practicable, the portion of the Economic Capital Account Balance of the Member converting the AO LTIP Unit that is attributable to the fraction of a Common Unit received upon the conversion to equal the Common Unit Economic Balance multiplied by a fraction equal to the fraction of the Common Unit issued in the conversion. After the conversion of an FV LTIP Unit into a Common Unit (or fraction thereof), the Company will specially allocate Liquidating Gain and Liquidating Loss to the Members until and in a manner that causes, as promptly as practicable, the portion of such Member’s Economic Capital Account Balance attributable to the Common Unit (or fraction thereof) received upon conversion to equal the Common Unit Economic Balance (or in the case where a fractional Common Unit is received on conversion, the Common Unit Economic Balance multiplied by a fraction equal to the fraction of the Common Unit issued in the conversion).

Section 5.03 Regulatory Allocations.

(a) Losses attributable to partner nonrecourse debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner nonrecourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(3)), Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Members in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(i)(4).

(b) Nonrecourse deductions (as determined according to Treasury Regulation Section 1.704-2(b)(1)) for any Taxable Year shall be allocated pro rata among the Members in accordance with their Percentage Interests. Except as otherwise provided in Section 4.03(a), if there is a net decrease in the Minimum Gain during any Taxable Year, each Member shall be allocated Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(f). This Section 5.03(b) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulation Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(c) If any Member that unexpectedly receives an adjustment, allocation or Distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Sections 5.03(a) and 5.03(b) but before the application of any other provision of this Article V, then Profits for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 5.03(c) is intended to be a qualified income offset provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d) If the allocation of Net Losses to a Member as provided in Section 5.02 would create or increase an Adjusted Capital Account Deficit, there shall be allocated to such Member only that amount of Losses as will not create or increase an Adjusted Capital Account Deficit. The Net Losses that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in accordance with their relative Percentage Interests, subject to this Section 5.03(d).

(e) Profits and Losses described in Section 5.01(b)(v) shall be allocated in a manner consistent with the manner that the adjustments to the Capital Accounts are required to be made pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(j), (k) and (m).

(f) The allocations set forth in Section 5.03(a) through and including Section 5.03(e) (the “Regulatory Allocations”) are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profit and Loss of the Company or make Distributions. Accordingly, notwithstanding the other provisions of this ARTICLE V, but subject to the Regulatory Allocations, income, gain, deduction and loss shall be reallocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Profits and Losses (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero. In addition, if in any Fiscal Year or Fiscal Period there is a decrease in partnership minimum gain, or in partner nonrecourse debt minimum gain, and application of the minimum gain chargeback requirements set forth in Section 5.03(a) or Section 5.03(b) would cause a distortion in the economic arrangement among the Members, the Members may, if they do not expect that the Company will have sufficient other income to correct such distortion, request the Internal Revenue Service to waive either or both of such minimum gain chargeback requirements. If such request is granted, this Agreement shall be applied in such instance as if it did not contain such minimum gain chargeback requirement.

Section 5.04 Tax Allocations.

(a) The income, gains, losses, deductions and credits of the Company will be allocated, for U.S. federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; provided that if any such allocation is not permitted by the Code or other applicable Law, the Company’s subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value using any reasonable method as determined in the sole discretion of the Manager taking into account the principles of Treasury Regulations Section 1.704-3(b).

(c) If the Book Value of any Company asset is adjusted pursuant to Section 5.01(b), subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c) using any reasonable method as determined in the sole discretion of the Manager taking into account the principles of Treasury Regulations Section 1.704-3(b).

(d) Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members pro rata as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) Allocations pursuant to this Section 5.04 are solely for purposes of U.S. federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Profits, Losses, Distributions or other Company items pursuant to any provision of this Agreement.

Section 5.05 Indemnification and Reimbursement for Payments on Behalf of a Member. If the Company is obligated to pay any amount to a Governmental Entity (or otherwise makes a payment to a Governmental Entity) that is specifically attributable to a Member or a Member’s status as such (including U.S. federal withholding or other taxes, state personal property taxes and state unincorporated business taxes, but excluding payments such as professional association fees and the like made voluntarily by the Company on behalf of any Member based upon such Member’s status as an employee of the Company), then such Person shall indemnify the Company in full for the entire amount paid (including interest, penalties and related expenses). The Manager may offset Distributions to which a Person is otherwise entitled under this Agreement against such Person’s obligation to indemnify the Company under this Section 5.05. A Member’s obligation to make contributions to the Company under this Section 5.05 shall survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 5.05, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.05, including instituting a lawsuit to collect such contribution with interest calculated at a rate per annum equal to the sum of the Base Rate plus 300 basis points (but not in excess of the highest rate per annum permitted by Law). Each Member hereby agrees to furnish to the Company such information and forms as required or reasonably requested in order to comply with any laws and regulations governing withholding of tax or in order to claim any reduced rate of, or exemption from, withholding to which the Member is legally entitled.

ARTICLE VI.

MANAGEMENT

Section 6.01 Authority of the Manager.

(a) Except for situations in which the approval of any Member(s) is specifically required by this Agreement, (i) all management powers over the business and affairs of the Company shall be exclusively vested in the sole manager of the Company (the “Manager”) and (ii) the Manager shall conduct, direct and exercise full control over all activities of the Company. The PC Corp shall serve as the Manager of the Company. The Manager shall be the “manager” of the Company for the purposes of the Act. Except as otherwise expressly provided for herein and subject to the other provisions of this Agreement, the Members hereby consent to the exercise by the Manager of all such powers and rights conferred on the Members by the Act with respect to the management and control of the Company. Any vacancies in the position of Manager shall be filled in accordance with Section 6.04.

(b) The day-to-day business and operations of the Company shall be overseen and implemented by officers of the Company (each, an “Officer” and collectively, the “Officers”), subject to the limitations imposed by the Manager. An Officer may, but need not, be a Member. Each Officer shall be appointed by the Manager and shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. Any one Person may hold more than one office. Subject to the other provisions in this Agreement (including in Section 6.07 below), the salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Manager. The authority and responsibility of the Officers shall include, but not be limited to, such duties as the Manager may, from time to time, delegate to them and the carrying out of the Company’s business and affairs on a day-to-day basis. The existing Officers of the Company as of the Effective Time shall remain in their respective positions and shall be deemed to have been appointed by the Manager. All Officers shall be, and shall be deemed to be, officers and employees of the Company. An Officer may also perform one or more roles as an officer of the Manager.

(c) The Manager shall have the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of the Company (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company) or the merger, consolidation, reorganization or other combination of the Company with or into another entity.

Section 6.02 Actions of the Manager. The Manager may act through any Officer or through any other Person or Persons to whom authority and duties have been delegated pursuant to Section  6.07.

Section 6.03 Resignation; No Removal. The Manager may resign at any time by giving written notice to the Members. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Members, and the acceptance of the resignation shall not be necessary to make it effective. The Members have no right under this Agreement to remove or replace the Manager.

Section 6.04 Vacancies. Vacancies in the position of Manager occurring for any reason shall be filled by the PC Corp (or, if the PC Corp has ceased to exist without any successor or assign, then by the holders of a majority in interest of the voting capital stock of the PC Corp immediately prior to such cessation). The Members have no right under this Agreement to fill any vacancy in the position of Manager.

Section 6.05 Transactions between the Company and the Manager. The Manager may cause the Company to contract and deal with the Manager, or any Affiliate of the Manager, provided such contracts and dealings are on terms comparable to and competitive with those available to the Company from others dealing with the Company at arm’s length or are approved by the Members. The Members hereby approve the PC Corp Contribution pursuant to the terms as determined by the Manager, acting reasonably, and the grant or other issuance of LTIP Units to Cresco executives or other Members and any compensation plans, incentive award plans or similar plans associated therewith.

Section 6.06 Reimbursement for Expenses. The Manager shall not be compensated for its services as Manager of the Company except as expressly provided in this Agreement. The Members acknowledge and agree that the Manager shall be reimbursed by the Company for any reasonable out-of-pocket expenses incurred on behalf of the Company including, without limitation, fees incurred in connection with transfer agent services provided to PC Corp and the Company. The Members further acknowledge and agree that certain actions taken by PC Corp and Pubco will inure to the benefit of the Company and all Members; therefore, the Company shall reimburse PC Corp for any reasonable out-of-pocket expenses incurred by PC Corp or Pubco on behalf of the Company, including all fees, expenses and costs associated with the Public Listing and all fees, expenses and costs of Pubco being a public company (including expenses incurred in connection with public reporting obligations, information circulars, shareholder meetings, stock exchange fees, transfer agent fees, securities commission and stock exchange filing fees and offering expenses) and maintaining the corporate existence of each of PC Corp and Pubco. In the event that Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares are sold to underwriters in any subsequent public offering at a price per share that is lower than the price per share for which such Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares are sold to the public in such subsequent public offering after taking into account underwriters’ discounts or commissions and brokers’ fees or commissions (such difference, the “Discount”), (i) the Pubco shall be deemed to have contributed to the PC Corp in exchange for newly issued PC Corp shares the full amount for which such Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares were sold to the public; (ii) the Manager shall be deemed to have contributed to the Company in exchange for newly issued Common Units the full amount for which such Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares were sold to the public and (iii) the Company shall be deemed to have paid the Discount as an expense. To the extent practicable, expenses incurred by the Manager on behalf of or for the benefit of the Company shall be billed directly to and paid by the Company and, if and to the extent any reimbursements to the Manager or any of its Affiliates by the Company pursuant to this Section 6.06 constitute gross income to such Person (as opposed to the repayment of advances made by such Person on behalf of the Company), such amounts shall be treated as “guaranteed payments” within the meaning of Code Section 707(c) and shall not be treated as distributions for purposes of computing the Members’ Capital Accounts.

Section 6.07 Delegation of Authority. The Manager (a) may, from time to time, delegate to one or more Persons such authority and duties as the Manager may deem advisable, and (b) may assign titles (including chief executive officer, president, chief financial officer, chief operating officer, chief strategy officer, vice president, secretary, assistant secretary, treasurer or assistant treasurer) and delegate certain authority and duties to such Persons as the same may be amended, restated or otherwise modified from time to time. Any number of titles may be held by the same individual. The salaries or other compensation, if any, of such agents of the Company shall be fixed from time to time by the Manager, subject to the other provisions in this Agreement.

Section 6.08 Limitation of Liability of Manager.

(a) Except as otherwise provided herein or in an agreement entered into by such Person and the Company, neither the Manager nor any of the Manager’s Affiliates shall be liable to the Company or to any Member that is not the Manager for any act or omission performed or omitted by the Manager in its capacity as the sole Manager of the Company pursuant to authority granted to the Manager by this Agreement, to the fullest extent permitted by applicable Law; provided, however, that, except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to the Manager’s fraud, intentional misconduct or knowing violation of Law or for any present or future breaches of any representations, warranties or covenants by the Manager or its Affiliates contained herein or in the other agreements with the Company, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected. The Manager may exercise any of the powers granted to it by this Agreement and shall perform any of the duties imposed upon it hereunder either directly or by or through its agents, and shall not be responsible for any misconduct or negligence on the part of any such agent (so long as such agent was selected in good faith and with reasonable care). The Manager shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Profits or Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions to Members might properly be paid) of the following other Persons or groups: one or more Officers or employees of the Company or the Manager; any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company or the Manager; or any other Person who has been selected with reasonable care by or on behalf of the Company, or the Manager, in each case as to matters which the Manager reasonably believes to be within such other Person’s competence, and any act of or failure to act by the Manager in good faith reliance on such advice shall in no event subject the Manager to liability to the Company or any Member that is not the Manager.

(b) Whenever this Agreement or any other agreement contemplated herein provides that the Manager shall act in a manner which is, or provide terms which are, “fair and reasonable” to the Company or any Member that is not the Manager, the Manager shall determine such appropriate action or provide such terms considering, in each case, the relative interests of each party to such agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable U.S. GAAP.

(c) Whenever in this Agreement or any other agreement contemplated herein, the Manager is permitted or required to take any action or to make a decision in its “sole discretion” or “discretion,” with “complete discretion” or under a grant of similar authority or latitude, the Manager shall be entitled to consider such interests and factors as it desires, including its own interests, and shall, to the fullest extent permitted by applicable Law, have no duty or obligation to give any consideration to any interest of or factors affecting the Company or other Members.

(d) Whenever in this Agreement the Manager is permitted or required to take any action or to make a decision in its “good faith” or under another express standard, the Manager shall act under such express standard and, to the extent permitted by applicable Law, shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein, and, notwithstanding anything contained herein to the contrary, so long as the Manager acts in good faith or such other express standard permitted or required hereunder, the resolution, action or terms so made, taken or provided by the Manager shall not constitute a breach of this Agreement or any other agreement contemplated herein or impose liability upon the Manager or any of the Manager’s Affiliates.

Section 6.09 Investment Company Act. The Manager shall use its best efforts to ensure that the Company shall not be subject to registration as an investment company pursuant to the Investment Company Act.

Section 6.10 Outside Activities of the Manager. The Manager shall not, directly or indirectly, enter into or conduct any business or operations, other than in connection with (a) the ownership, acquisition and disposition of Common Units, (b) the management of the business and affairs of the Company and its Subsidiaries, (c) financing or refinancing of any type related to the Company, its Subsidiaries or their assets or activities, and (d) such activities as are incidental to the foregoing; provided, however, that the Manager may, in its sole and absolute discretion, from time to time hold or acquire assets in its own name or otherwise other than through the Company and its Subsidiaries so long as the Manager takes commercially reasonable measures to ensure that the economic benefits and burdens of such assets are otherwise vested in the Company or its Subsidiaries, through assignment, mortgage loan or otherwise or, if it is not commercially reasonable to vest such economic interests in the Company or any of its Subsidiaries, the Members shall negotiate in good faith to amend this Agreement to reflect such activities and the direct ownership of assets by the Manager. Nothing contained herein shall be deemed to prohibit the Manager from executing any guarantee of indebtedness of the Company or its Subsidiaries.

ARTICLE VII.

RIGHTS AND OBLIGATIONS OF MEMBERS

Section 7.01 Limitation of Liability and Duties of Members.

(a) Except as provided in this Agreement or in the Act, no Member (including the Manager) shall be obligated personally for any debt, obligation or liability solely by reason of being a Member. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

(b) In accordance with the Act and the laws of the State of Illinois, a Member may, under certain circumstances, be required to return amounts previously distributed to such Member. It is the intent of the Members that no Distribution to any Member pursuant to ARTICLE IV shall be deemed a return of money or other property paid or distributed in violation of the Act. To the fullest extent permitted by Law, any Member receiving any such money or property shall not be required to return any such money or property to the Company or any other Person. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

(c) Notwithstanding any other provision of this Agreement (subject to Section 6.08 with respect to the Manager), to the extent that, at law or in equity, any Member (or any Member’s Affiliate or any manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Member or of any Affiliate of a Member) has duties (including fiduciary duties) to the Company, to the Manager, to another Member, to any Person who acquires an interest in a Company Interest or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties or standards expressly set forth herein, if any. The elimination of duties (including fiduciary duties) to the Company, the Manager, each of the Members, each other Person who acquires an interest in a Company Interest and each other Person bound by this Agreement and replacement thereof with the duties or standards expressly set forth herein, if any, are approved by the Company, the Manager, each of the Members, each other Person who acquires an interest in a Company Interest and each other Person bound by this Agreement.

Section 7.02 Lack of Authority. No Member, other than the Manager or a duly appointed Officer, in each case in its capacity as such, has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditure on behalf of the Company. The Members hereby consent to the exercise by the Manager of the powers conferred on them by Law and this Agreement.

Section 7.03 No Right of Partition. No Member, other than the Manager, shall have the right to seek or obtain partition by court decree or operation of Law of any Company property, or the right to own or use particular or individual assets of the Company.

Section 7.04 Indemnification.

(a) Subject to Section 5.05, the Company hereby agrees to indemnify and hold harmless any Person (each an “Indemnified Person”) to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person (or one or more of such Person’s Affiliates) by reason of the fact that such Person is or was a Member or is or was serving at the request of the Company as the Manager, an Officer, an employee or another agent of the Company or is or was serving at the request of the Company as a manager, member, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise; provided, however, that no Indemnified Person shall be indemnified for actions against the Company, the Manager or Managers, or any other Members or which are not made in good faith and not or in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, or, with respect to any criminal action or proceeding other than by or in the right of the Company, had reasonable cause to believe the conduct was unlawful, or for any present or future breaches of any representations, warranties or covenants by such Indemnified Person or its Affiliates contained herein or in the other agreements with the Company. Expenses, including attorneys’ fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company as they are incurred and in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified by the Company.

(b) The right to indemnification and the advancement of expenses conferred in this Section 7.04 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, bylaw, action by the Manager or otherwise.

(c) The Company shall maintain directors’ and officers’ liability insurance, or make other financial arrangements, at its expense, to protect any Indemnified Person (and the investment funds, if any, they represent) against any expense, liability or loss described in Section 7.04(a) whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 7.04. The Company shall use its commercially reasonable efforts to purchase directors’ and officers’ liability insurance (including employment practices coverage) with a carrier and in an amount determined necessary or desirable as determined in good faith by the Manager.

(d) Notwithstanding anything contained herein to the contrary (including in this Section 7.04), the Company agrees that any indemnification and advancement of expenses available to any current or former Indemnified Person from any investment fund that is an Affiliate of the Company who served as a director of the Company or as a Member of the Company by virtue of such Person’s service as a member, director, partner or employee of any such fund prior to or following the Effective Time (any such Person, a “Sponsor Person”) shall be secondary to the indemnification and advancement of expenses to be provided by the Company pursuant to this Section 7.04 which shall be provided out of and to the extent of Company assets only and no Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company and the Company (i) shall be the primary indemnitor of first resort for such Sponsor Person pursuant to this Section 7.04 and (ii) shall be fully responsible for the advancement of all expenses and the payment of all damages or liabilities with respect to such Sponsor Person which are addressed by this Section 7.04.

(e) If this Section 7.04 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 7.04 to the fullest extent permitted by any applicable portion of this Section 7.04 that shall not have been invalidated and to the fullest extent permitted by applicable Law.

Section 7.05 Members Right to Act. For matters that require the approval of the Members, the Members shall act through meetings and written consents as described in paragraphs (a) and (b) below:

(a) Except as otherwise expressly provided by this Agreement, acts by the Members holding a majority of the Common Units, voting together as a single class, shall be the acts of the Members. Any Member entitled to vote at a meeting of Members or to express consent or dissent to Company action in writing without a meeting may authorize another person or persons to act for it by proxy. An electronic mail or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall (if stated thereon) be treated as a proxy executed in writing for purposes of this Section 7.05(a). No proxy shall be voted or acted upon after eleven months from the date thereof, unless the proxy provides for a longer period. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and that the proxy is coupled with an interest. Should a proxy designate two or more Persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such Persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or, if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the votes that are the subject of such proxy are to be voted with respect to such issue.

(b) The actions by the Members permitted hereunder may be taken at a meeting called by the Manager or by the Members holding a majority of the Units entitled to vote on such matter on at least 48 hours’ prior written notice to the other Members entitled to vote, which notice shall state the purpose or purposes for which such meeting is being called. The actions taken by the Members entitled to vote or consent at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Members entitled to vote or consent as to whom it was improperly held signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. The actions by the Members entitled to vote or consent may be taken by vote of the Members entitled to vote or consent at a meeting or by written consent, so long as such consent is signed by Members having not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Prompt notice of the action so taken, which shall state the purpose or purposes for which such consent is required and may be delivered via email, without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing; provided, however, that the failure to give any such notice shall not affect the validity of the action taken by such written consent. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof.

ARTICLE VIII.

BOOKS, RECORDS, ACCOUNTING AND REPORTS, AFFIRMATIVE COVENANTS

Section 8.01 Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company’s business, including all books and records necessary to provide any information, lists and copies of documents required to be provided pursuant to Section 8.03 or pursuant to applicable Law. All matters concerning (a) the determination of the relative amount of allocations and Distributions among the Members pursuant to Articles III and IV and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error.

Section 8.02 Fiscal Year. The “Fiscal Year” of the Company shall begin on the first day of January and end on the last day of December each year or such other date as may be established by the Manager.

Section 8.03 Reports. The Company shall deliver or cause to be delivered, within ninety (90) days after the end of each Fiscal Year or as soon as practicable thereafter, to each Person who was a Member at any time during such Fiscal Year, all information reasonably necessary for the preparation of such Person’s United States federal and applicable state income tax returns.

ARTICLE IX.

TAX MATTERS

Section 9.01 Preparation of Tax Returns. The Manager shall arrange for the preparation and timely filing of all tax returns required to be filed by the Company. No later than the later of (i) March 15 following the end of the prior Fiscal Year or as soon as practicable thereafter, and (ii) 30 Business Days after the issuance of the final financial statement report for a Fiscal Year by the Company’s auditors, or as soon as practical there after, the Company shall send to each Person who was a Member at any time during such Fiscal Year, a statement showing such Member’s final state tax apportionment information and allocations to the Members of taxable income, gains, losses, deductions and credits for such Fiscal Year and a completed IRS Schedule K-1. Each Member shall notify the other Members upon receipt of any notice of tax examination of the Company by federal, state or local authorities. Subject to the terms and conditions of this Agreement, in its capacity as Partnership Representative, the PC Corp shall have the authority to prepare the tax returns of the Company using such permissible methods and elections as it determines in its reasonable discretion, including the use of any permissible method under Section 706 of the Code for purposes of determining the varying Company Interests of its Members.

Section 9.02 Tax Elections. Unless otherwise determined by the Manager in its sole discretion, the Taxable Year shall be the Fiscal Year set forth in Section 8.02. The Company and any eligible Subsidiary shall make an election pursuant to Section 754 of the Code, shall not thereafter revoke such election and shall make a new election pursuant to Section 754 to the extent necessary following any “termination” of the Company or the Subsidiary under Section 708 of the Code. Each Member will upon request supply any information reasonably necessary to give proper effect to any such elections.

Section 9.03 Tax Controversies. Pursuant to the Revised Partnership Audit Provisions, the PC Corp shall be designated and may, on behalf of the Company, at any time, and without further notice to or consent from any Member, act as the “partnership representative” of the Company (within the meaning given to such term in Section 6223 of the Code) (the “Partnership Representative”) for purposes of the Code. The Partnership Representative shall have the right and obligation to take all actions authorized and required, respectively, by the Code for the Partnership Representative and is authorized and required to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services reasonably incurred in connection therewith. Each Member agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings. The Partnership Representative shall keep all Members fully advised on a current basis of any contacts by or discussions with the tax authorities, and the Members shall have the right to observe and participate through representatives of their own choosing (at their sole expense) in any tax proceedings. Nothing herein shall diminish, limit or restrict the rights of any Member under the Revised Partnership Audit Provisions.

Section 9.04 Withholding.

(a) To the extent the Company is required by applicable Laws or any tax treaty to withhold or to otherwise make tax payments on behalf of or with respect to any Member or affiliate of such Member, the Company shall withhold and make such tax payments as so required. To the extent that any distributions that would otherwise be made to such Member at or about the time when the Company will make such tax payment equal or exceed the amount of such tax payments, the amount of such tax payments shall constitute an advance by the Company to such Member and shall be repaid to the Company by reducing the amount of the current distributions that would otherwise have been made to such Member. To the extent that such tax payments exceed the distributions that would otherwise be made to such Member at or about the time when the Company will make the tax payments, such Member shall make a Capital Contribution equal to the difference between the amount of the tax payment and the amount of such Member’s distribution at such time and the difference shall be deemed a “cash call” with respect to such Member. If such Member fails to pay such “cash call” within the later of five (5) days prior to the date that such tax payment by the Company will be made or fifteen (15) days from notice from the Company that a tax payment will be made on behalf of such Member, in order to permit the Company to make the relevant tax payment, any other Member may elect to make a Capital Contribution equal to the “cash call” that the owing Member failed to make or to reduce the distributions that would otherwise be made to such other Member at or about the time when the Company will make the tax payment in a similar amount.

(b) If such other Member, by reason of such a payment (or deemed payment) on behalf of an owing Member made pursuant to Section 9.04(a), is required by applicable Laws or any tax treaty to withhold or to make tax payments on behalf of or with respect to the owing Member, any such tax payments by such other Member shall be treated for purposes of this Agreement only as if such tax payments had been Capital Contributions and had been tax payments made by the Company pursuant to Section 9.04(a).

(c) In the event any Member transfers or otherwise disposes of an interest in the Company and otherwise fails to deliver an IRS Form W-9 or another validly executed and timely provided certificate as provided in Code Section 1446(f) or Treasury Regulations to be promulgated thereunder, such Person shall either: (i) deliver to the Company, not less than three (3) Business Days prior to the effective time of any transfer or other disposition, cash constituting 10% of the total consideration price to be received by such Person pursuant to such transfer or other disposition; or (ii) deliver to the Company, not less than three (3) Business Days prior to the effective time of any transfer or other disposition, adequate security with a fair market value equal to, or exceeding, 10% of the total consideration price to be received by such Person pursuant to such transfer or other disposition, which cash or security may be used by the Company to satisfy any withholding taxes applicable to such transfer or other disposition in accordance with applicable Law.

ARTICLE X.

RESTRICTIONS ON TRANSFER OF UNITS

Section 10.01 Transfers by Members. No holder of Units may Transfer any interest in any Units, except Transfers (a) pursuant to and in accordance with Section 10.02 or (b) approved in writing by the Manager; provided that holders of LTIP Units shall not be permitted to Transfer such LTIP Units until the later of (i) the two-year anniversary of the date of grant thereof; or (ii) the date on which such LTIP Units are fully vested. Notwithstanding the foregoing, “Transfer” shall not include an event that terminates the existence of a Member for income tax purposes (including a change in entity classification of a Member under Treasury Regulations Section 301.7701-3, termination of a partnership pursuant to Code Section 708(b)(1)(B), a sale of assets by, or liquidation of, a Member pursuant to an election under Code Sections 336 or 338, or merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member), but that does not terminate the existence of such Member under applicable state law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Company Interests of such trust that is a Member).

Section 10.02 Permitted Transfers. Except with respect to the Transfer restrictions specific to LTIP Units, the restrictions contained in Section 10.01 shall not apply to any Transfer (each, a “Permitted Transfer”) pursuant to (i)(A) a Redemption or Exchange in accordance with Article XI hereof or (B) a Transfer by a Member to Pubco or any of its Subsidiaries including the PC Corp; (ii) a Transfer by any Member to such Member’s spouse, any lineal ascendants or descendants or trusts or other entities in which such Member or Member’s spouse, lineal ascendants or descendants hold (and continue to hold while such trusts or other entities hold Units) 50% or more of such entity’s beneficial interests; (iii) the laws of descent and distribution and (iv) a Transfer to a partner, shareholder, unitholder, member or Affiliated investment fund of such Member; provided, however, that (A) the restrictions contained in this Agreement will continue to apply to Units after any Permitted Transfer of such Units, and (B) in the case of the foregoing clauses (ii), (iii) and (iv), the transferees of the Units so Transferred shall agree in writing to be bound by the provisions of this Agreement and, the transferor will deliver a written notice to the Company, which notice will disclose in reasonable detail the identity of the proposed transferee. All Permitted Transfers are subject to the additional limitations set forth in Section 10.07(b).

Section 10.03 Restricted Units Legend. The Units have not been registered under the Securities Act and, therefore, in addition to the other restrictions on Transfer contained in this Agreement, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is then available. To the extent such Units have been certificated, each certificate evidencing Units and each certificate issued in exchange for or upon the Transfer of any Units (if such securities remain Units as defined herein after such Transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THE SECOND AMENDED AND RESTATED LLC AGREEMENT OF CRESCO LABS, LLC, AS MAY BE AMENDED AND MODIFIED FROM TIME TO TIME, AND CRESCO LABS, LLC RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO ANY TRANSFER. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY CRESCO LABS, LLC TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.”

The Company shall imprint such legend on certificates (if any) evidencing Units. The legend set forth above shall be removed from the certificates (if any) evidencing any units which cease to be Units in accordance with the definition thereof.

Section 10.04 Transfer. Prior to Transferring any Units, the Transferring holder of Units shall cause the prospective transferee to be bound by this Agreement as provided in Section 10.02 and any other agreements executed by the holders of Units and relating to such Units in the aggregate (collectively, the “Other Agreements”), and shall cause the prospective transferee to execute and deliver to the Company and the other holders of Units counterparts of this Agreement and any applicable Other Agreements. Any Transfer or attempted Transfer of any Units in violation of any provision of this Agreement (including any prohibited indirect Transfers) shall be void, and in the event of any such Transfer or attempted Transfer, the Company shall not record such Transfer on its books or treat any purported transferee of such Units as the owner of such securities for any purpose.

Section 10.05 Assignee’s Rights.

(a) The Transfer of a Company Interest in accordance with this Agreement shall be effective as of the date of its assignment (assuming compliance with all of the conditions to such Transfer set forth herein), and such Transfer shall be shown on the books and records of the Company. Profits, Losses and other Company items shall be allocated between the transferor and the Assignee according to Code Section 706, using any permissible method as determined in the reasonable discretion of the Manager. Distributions made before the effective date of such Transfer shall be paid to the transferor, and Distributions made after such date shall be paid to the Assignee.

(b) Unless and until an Assignee becomes a Member pursuant to ARTICLE XII, the Assignee shall not be entitled to any of the rights granted to a Member hereunder or under applicable Law, other than the rights granted specifically to Assignees pursuant to this Agreement; provided, however, that, without relieving the transferring Member from any such limitations or obligations as more fully described in Section 10.06, such Assignee shall be bound by any limitations and obligations of a Member contained herein that a Member would be bound on account of the Assignee’s Company Interest (including the obligation to make Capital Contributions on account of such Company Interest).

Section 10.06 Assignor’s Rights and Obligations. Any Member who shall Transfer any Company Interest in a manner in accordance with this Agreement shall cease to be a Member with respect to such Units or other interest and shall no longer have any rights or privileges, or, except as set forth in this Section 10.06, duties, liabilities or obligations, of a Member with respect to such Units or other interest (it being understood, however, that the applicable provisions of Sections 6.08 and 7.04 shall continue to inure to such Person’s benefit), except that unless and until the Assignee (if not already a Member) is admitted as a Substituted Member in accordance with the provisions of ARTICLE XII (the “Admission Date”), such assigning Member shall retain all of the duties, liabilities and obligations of a Member with respect to such Units or other interest, and the Manager may, in its sole discretion, reinstate all or any portion of the rights and privileges of such Member with respect to such Units or other interest for any period of time prior to the Admission Date. Nothing contained herein shall relieve any Member who Transfers any Units or other interest in the Company from any liability of such Member to the Company with respect to such Company Interest that may exist on the Admission Date or that is otherwise specified in the Act and incorporated into this Agreement or for any liability to the Company or any other Person for any materially false statement made by such Member (in its capacity as such) or for any present or future breaches of any representations, warranties or covenants by such Member (in its capacity as such) contained herein or in the other agreements with the Company.

Section 10.07 Overriding Provisions.

(a) Any Transfer in violation of this Article X shall be null and void ab initio, and the provisions of Sections 10.05 and 10.06 shall not apply to any such Transfers. For the avoidance of doubt, any Person to whom a Transfer is made or attempted in violation of this Article X shall not become a Member, shall not be entitled to vote on any matters coming before the Members and shall not have any other rights in or with respect to any rights of a Member of the Company. The approval of any Transfer in any one or more instances shall not limit or waive the requirement for such approval in any other or future instance. The Manager shall promptly amend the Schedule of Members to reflect any Permitted Transfer pursuant to this Article X.

(b) Notwithstanding anything contained herein to the contrary (including, for the avoidance of doubt, the provisions of Section 10.01 and Article XI and Article XII), in no event shall any Member Transfer any Units to the extent such Transfer could, in the reasonable determination of the Manager:

(i) result in a violation of the Securities Act, or any other applicable federal, state or foreign Laws;

(ii) cause an assignment under the Investment Company Act;

(iii) be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any indebtedness under, any promissory note, mortgage, loan agreement, indenture or similar instrument or agreement to which the Company or the Manager is a party; provided that the payee or creditor to whom the Company or the Manager owes such obligation is not an Affiliate of the Company or the Manager;

(iv) cause the Company to lose its status as a partnership for federal income tax purposes or, without limiting the generality of the foregoing, such Transfer was effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof,” as such terms are used in Section 1.7704-1 of the Treasury Regulations;

(v) be a Transfer to a Person who is not legally competent or who has not achieved his or her majority under applicable Law (excluding trusts for the benefit of minors);

(vi) cause the Company or any Member or the Manager to be treated as a fiduciary under the Employee Retirement Income Security Act of 1974, as amended;

(vii) cause the Company (as determined by the Manager in its sole discretion) to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the Code or successor provision of the Code; or

(viii) result in the Company having more than one hundred (100) “partners”, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations Section 1.7704-1(h)(3)) in any Taxable Year that is not a Restricted Taxable Year.

ARTICLE XI.

REDEMPTION AND EXCHANGE RIGHTS

Section 11.01 Redemption Right of a Member.

(a) Redemption Notice.

(i) Subject to the provisions set forth in this Section 11.01, each Member holding Common Units (other than the PC Corp) shall be entitled to cause the Company to redeem (a “Common Unit Redemption”) its Common Units unless such Member has entered into a contractual lock-up agreement in connection with the Public Listing and relating to the shares of Pubco that may be applicable to such Member, and then beginning on the date such lock-up agreement has been waived or terminated as it applies to such Member. A Member desiring to exercise its Redemption Right (the “Redeeming Member”) shall exercise such right by giving written notice (the “Redemption Notice”) to the Company with a copy to the Manager and to PC Corp. The Redemption Notice shall specify the number of Common Units (the “Redeemed Units”), that the Redeeming

Member intends to have the Company redeem and a date (unless and to the extent that the Manager in its sole discretion agrees in writing to waive such time periods) on which exercise of the Redemption Right shall be completed, which complies with the requirements set forth in Section 11.01(a)(ii) (the “Redemption Date”); provided that (x) if the Redemption Date occurs in a Restricted Taxable Year, the Redemption Date must be a date that satisfies the conditions of Section 11.01(a)(ii), and (y) the Company, the Manager, PC Corp and the Redeeming Member may change the number of Redeemed Units and/or the Redemption Date specified in such Redemption Notice to another number and/or date by mutual agreement signed in writing by each of them. Unless the Redeeming Member has delayed a Redemption as provided in Section 11.01(c), on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (A) the Redeeming Member shall transfer and surrender the Redeemed Units to the Company, free and clear of all liens and encumbrances, and (B) the Company shall transfer to the Redeeming Member the consideration to which the Redeeming Member is entitled under Section 11.01(b), provided that, if such Units are certificated, the Company shall issue to the Redeeming Member a certificate for a number of Common Units equal to the difference (if any) between the number of Common Units evidenced by the certificate surrendered by the Redeeming Member pursuant to clause (B) of this Section 11.01(a)(i) and the Redeemed Units.

(ii) Any Redemption Date that occurs in a Restricted Taxable Year must be a Quarterly Redemption Date not less than sixty (60) days after delivery of the applicable Redemption Notice. Any Redemption Date that occurs in a year that is not a Restricted Taxable Year must be not less than seven (7) Business Days nor more than ten (10) Business Days after delivery of the applicable Redemption Notice.

(b) In exercising its Redemption Right, a Redeeming Member shall be entitled to receive the Share Settlement or the Cash Settlement; provided that the Manager shall have the option as provided in Section 11.02 and subject to Section 11.01(d) to select whether the redemption payment is made by means of a Share Settlement or a Cash Settlement. Within three (3) Business Days of delivery of the Redemption Notice, the Manager shall give written notice (the “Contribution Notice”) to the Company (with a copy to the Redeeming Member) of its intended settlement method and the amount of the Cash Settlement or the number and class of shares of the Share Settlement (such shares, the “Settlement Shares”), as applicable; provided that if the Manager does not timely deliver a Contribution Notice, the Manager shall be deemed to have elected the Share Settlement method.

(c) In the event the Manager elects a Share Settlement in connection with a Redemption, a Redeeming Member shall be entitled to revoke its Redemption Notice or delay the consummation of a Redemption if any of the following conditions exists: (i) any registration statement pursuant to which the resale of the Settlement Shares to be registered for such Redeeming Member at or immediately following the consummation of the Redemption shall have ceased to be effective pursuant to any action or inaction by the CSE or any other Governmental Entity having jurisdiction over the Settlement Shares or no such resale registration statement has yet become effective; (ii) if the Redemption is conditional on the resulting Settlement Shares being qualified for distribution under a prospectus on terms which Pubco has agreed to, Pubco shall have failed to cause such a prospectus to be filed and receipted by the applicable securities regulatory authorities in accordance with the conditions to the Redemption; (iii) Pubco shall have exercised its right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Redeeming Member to have its Settlement Shares registered at or immediately following the consummation of the Redemption; (iv) Pubco shall have disclosed to such Redeeming Member any material non-public information concerning Pubco, the receipt of which could reasonably be determined to result in such Redeeming Member being prohibited or restricted from selling Settlement Shares at or immediately following the Redemption without disclosure of such information (and Pubco does not permit disclosure); (v) any stop order or cease trade order relating to the Settlement Shares was to be registered by such Redeeming Member at or immediately following the Redemption shall have been issued by the CSE or any other applicable exchange or an applicable securities regulatory authority; (vi) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Settlement Shares is then traded; (vii) there shall be in effect an injunction, a restraining order or a decree of any nature of any Governmental Entity that restrains or prohibits the Redemption; (viii) the Redemption Date would occur three (3) Business Days or less prior to, or during, a Black-Out Period; provided further, that in no event shall the Redeeming Member seeking to revoke its Redemption Notice or delay the consummation of such Redemption and relying on any of the matters contemplated in clauses (i) through (viii) above have controlled or intentionally materially influenced any facts, circumstances, or Persons in connection therewith (except in the good faith performance of his or her duties as an officer or director of Pubco) in order to provide such Redeeming Member with a basis for such delay or revocation. If a Redeeming Member delays the consummation of a Redemption pursuant to this Section 11.01(c), the Redemption Date shall occur on the fifth Business Day following the date on which the conditions giving rise to such delay cease to exist (or such earlier day as the Manager, Pubco, the Company and such Redeeming Member may agree in writing).

(d) The number of Settlement Shares or the Redeemed Units Equivalent that a Redeeming Member is entitled to receive under Section 11.01(b) (through a Share Settlement or Cash Settlement, as applicable) shall not be adjusted on account of any Distributions previously made with respect to the Redeemed Units or dividends previously paid with respect to Settlement Shares; provided, however, that if a Redeeming Member causes the Company to redeem Redeemed Units and the Redemption Date occurs subsequent to the record date for any Distribution with respect to the Redeemed Units but prior to payment of such Distribution, the Redeeming Member shall be entitled to receive such Distribution with respect to the Redeemed Units on the date that it is made notwithstanding that the Redeeming Member transferred and surrendered the Redeemed Units to the Company prior to such date.

(e) In the event of a reclassification or other similar transaction as a result of which the Settlement Shares are converted into another security, then in exercising its Redemption Right a Redeeming Member shall be entitled to receive the amount of such security that the Redeeming Member would have received if such Redemption Right had been exercised and the Redemption Date had occurred immediately prior to the record date (or effective date in the event that there is no associated record date) of such reclassification or other similar transaction.

(f) Notwithstanding anything to the contrary contained herein, each of the Company, the Manager, PC Corp and Pubco shall not be obligated to effectuate a Redemption if such Redemption (in the sole discretion of the Manager) could cause the Company to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant Section 7704 of the Code or successor provisions of the Code.

Section 11.02 Election of the PC Corp and Redemption of Redeemed Units. In connection with the exercise of a Redeeming Member’s Redemption Rights under Section 11.01(a), PC Corp shall contribute to the Company the consideration the Redeeming Member is entitled to receive under Section 11.01(b). The PC Corp, at its option, shall determine whether to contribute, pursuant to Section 11.01(b), the Share Settlement or the Cash Settlement. Unless the Redeeming Member has revoked or delayed a Redemption as provided in Section 11.01(c), on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) the PC Corp shall make its Capital Contribution to the Company (in the form of the Share Settlement or the Cash Settlement) required under this Section 11.02, and (ii) the Company shall issue to the PC Corp a number of Common Units equal to the number of Redeemed Units surrendered by the Redeeming Member. Notwithstanding any other provisions of this Agreement to the contrary, in the event that the PC Corp elects a Cash Settlement, the PC Corp shall only be obligated to contribute to the Company an amount in respect of such Cash Settlement equal to the net proceeds from the sale by Pubco of a number of Settlement Shares equal to the number of Redeemed Units to be redeemed with such Cash Settlement provided that the PC Corp’s Capital Account shall be increased by an amount equal to any Discount relating to such sale of Settlement Shares in accordance with Section 6.06.

Section 11.03 Exchange Right of the PC Corp.

(a) Notwithstanding anything to the contrary in this Article XI, the PC Corp may, in its sole and absolute discretion, elect to effect on the Redemption Date the exchange of Redeemed Units for the Share Settlement or Cash Settlement, as the case may be, through a direct exchange of such Redeemed Units and such consideration between the Redeeming Member and the PC Corp (a “Direct Exchange”). Upon such Direct Exchange pursuant to this Section 11.03, the PC Corp shall acquire the Redeemed Units and shall be treated for all purposes of this Agreement as the owner of such Redeemed Units.

(b) The PC Corp may, at any time prior to a Redemption Date, deliver written notice (an “Exchange Election Notice”) to the Company and the Redeeming Member setting forth its election to exercise its right to consummate a Direct Exchange; provided that such election does not prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. An Exchange Election Notice may be revoked by the PC Corp at any time; provided that any such revocation does not prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. The right to consummate a Direct Exchange in all events shall be exercisable for all the Redeemed Units that would have otherwise been subject to a Redemption. Except as otherwise provided by this Section 11.03, a Direct Exchange shall be consummated pursuant to the same timeframe and in the same manner as the relevant Redemption would have been consummated if the PC Corp had not delivered an Exchange Election Notice.

(c) Notwithstanding the foregoing, the PC Corp may, in its sole and absolute discretion, assign to Pubco its rights and obligations under this Section 11.03 to consummate a Direct Exchange with the Redeeming Member.

Section 11.04 Effect of Exercise of Redemption or Exchange Right. This Agreement shall continue notwithstanding the consummation of a Redemption or Direct Exchange and all governance or other rights set forth herein shall be exercised by the remaining Members and the Redeeming Member (to the extent of such Redeeming Member’s remaining interest in the Company). No Redemption or Direct Exchange shall relieve such Redeeming Member of any prior breach of this Agreement.

Section 11.05 Tax Treatment. Unless otherwise required by applicable Law, the parties hereto acknowledge and agree a Redemption or a Direct Exchange, as the case may be, shall be treated as a direct exchange between PC Corp or Pubco, as applicable, and the Redeeming Member for U.S. federal and applicable state and local income tax purposes.

ARTICLE XII.

ADMISSION OF MEMBERS

Section 12.01 Substituted Members. Subject to the provisions of ARTICLE X hereof, in connection with the Permitted Transfer of a Company Interest hereunder, the transferee shall become a substituted Member (“Substituted Member”) on the effective date of such Permitted Transfer, which effective date shall not be earlier than the date of compliance with the conditions to such Transfer, and such admission shall be shown on the books and records of the Company.

Section 12.02 Additional Members. Subject to the provisions of ARTICLE X hereof, any Person that is not an Original Member may be admitted to the Company as an additional Member (any such Person, an “Additional Member”) only upon furnishing to the Manager (a) counterparts of this Agreement and any applicable Other Agreements and (b) such other documents or instruments as may be reasonably necessary or appropriate to effect such Person’s admission as a Member (including entering into such documents as the Manager may deem appropriate in its reasonable discretion). Such admission shall become effective on the date on which the Manager determines in its reasonable discretion that such conditions have been satisfied and when any such admission is shown on the books and records of the Company.

ARTICLE XIII.

WITHDRAWAL AND RESIGNATION; TERMINATION OF RIGHTS

Section 13.01 Withdrawal and Resignation of Members. No Member shall have the power or right to withdraw or otherwise resign as a Member from the Company prior to the dissolution and winding up of the Company pursuant to ARTICLE XIV. Any Member, however, that attempts to withdraw or otherwise resign as a Member from the Company without the prior written consent of the Manager upon or following the dissolution and winding up of the Company pursuant to ARTICLE XIV, but prior to such Member receiving the full amount of Distributions from the Company to which such Member is entitled pursuant to ARTICLE XIV, shall be liable to the Company for all damages (including all lost profits and special, indirect and consequential damages) directly or indirectly caused by the withdrawal or resignation of such Member. Upon a Transfer of all of a Member’s Units in a Transfer permitted by this Agreement, subject to the provisions of Section 10.06, such Member shall cease to be a Member.

ARTICLE XIV.

DISSOLUTION AND LIQUIDATION

Section 14.01 Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substituted Members or the attempted withdrawal or resignation of a Member. The Company shall dissolve, and its affairs shall be wound up, upon:

(a) the decision of the Manager together with the holders of a majority of the then-outstanding Common Units entitled to vote to dissolve the Company;

(b) a dissolution of the Company under the Act; or

(c) the entry of a decree of judicial dissolution of the Company under the Act.

Except as otherwise set forth in this ARTICLE XIV, the Company is intended to have perpetual existence. An Event of Withdrawal shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

Section 14.02 Liquidation and Termination. On dissolution of the Company, the Manager shall act as liquidator or may appoint one or more Persons as liquidator. The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate the Company properties with all of the power and authority of the Manager. The steps to be accomplished by the liquidators are as follows:

(a) as promptly as possible after dissolution and again after final liquidation, the liquidators shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b) the liquidators shall cause the notice described in the Act to be mailed to each known creditor of and claimant against the Company in the manner described thereunder;

(c) the liquidators shall pay, satisfy or discharge from Company funds, or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine): first, all expenses incurred in liquidation; and second, all of the debts, liabilities and obligations of the Company; and

(d) all remaining assets of the Company shall be distributed to the Members in accordance with ARTICLE IV by the end of the Taxable Year during which the liquidation of the Company occurs (or, if later, by ninety (90) days after the date of the liquidation). The distribution of cash and/or property to the Members in accordance with the provisions of this Section 14.02 and Section 14.03 below constitutes a complete return to the Members of their Capital Contributions and a complete distribution to the Members of their interest in the Company and all the Company’s property. To the extent that a Member returns funds to the Company, such returning Member has no claim against any other Member for those funds.

Section 14.03 Deferment; Distribution in Kind. Notwithstanding the provisions of Section 14.02, but subject to the order of priorities set forth therein, if upon dissolution of the Company the liquidators determine that an immediate sale of part or all of the Company’s assets would be impractical or would cause undue loss (or would otherwise not be beneficial) to the Members, the liquidators may, in their sole discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy Company liabilities (other than loans to the Company by Members) and reserves. Subject to the order of priorities set forth in Section 14.02, the liquidators may, in their sole discretion, distribute to the Members, in lieu of cash, either (a) all or any portion of such remaining Company assets in-kind in accordance with the provisions of Section 14.02(d), (b) as tenants in common and in accordance with the provisions of Section 14.02(d), undivided interests in all or any portion of such Company assets or (c) a combination of the foregoing. Any such Distributions in kind shall be subject to (y) such conditions relating to the disposition and management of such assets as the liquidators deem reasonable and equitable and (z) the terms and conditions of any agreements governing such assets (or the operation thereof or the holders thereof) at such time. Any Company assets distributed in kind will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with ARTICLE V. The liquidators shall determine the Fair Market Value of any property distributed in accordance with the valuation procedures set forth in ARTICLE XV.

Section 14.04 Cancellation of Certificate. On completion of the distribution of Company assets as provided herein, the Company is terminated (and the Company shall not be terminated prior to such time), and the Manager (or such other Person or Persons as the Act may require or permit) shall file a certificate of cancellation with the Secretary of State of Illinois, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 14.04.

Section 14.05 Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Sections 14.02 and 14.03 in order to minimize any losses otherwise attendant upon such winding up.

Section 14.06 Return of Capital. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

ARTICLE XV.

VALUATION

Section 15.01 Determination. “Fair Market Value” of a specific Company asset will mean the amount which the Company would receive in an all-cash sale of such asset in an arms-length transaction with a willing unaffiliated third party, with neither party having any compulsion to buy or sell, consummated on the day immediately preceding the date on which the event occurred which necessitated the determination of the Fair Market Value (and after giving effect to any transfer taxes payable in connection with such sale), as such amount is determined by the Manager (or, if pursuant to Section 14.02, the liquidators) in its good faith judgment using all factors, information and data it deems to be pertinent.

Section 15.02 Dispute Resolution. If any Member or Members dispute the accuracy of any determination of Fair Market Value in accordance with Section 15.01, and the Manager and such Member(s) are unable to agree on the determination of the Fair Market Value of any asset of the Company, the Manager and such Member(s) shall each select a nationally recognized investment banking firm experienced in valuing securities of closely-held companies such as the Company in the Company’s industry (the “Appraisers”), who shall each determine the Fair Market Value of the asset or the Company (as applicable) in accordance with the provisions of Section 15.01. The Appraisers shall be instructed to give written notice of their determination of the Fair Market Value of the asset or the Company (as applicable) within thirty (30) days of their appointment as Appraisers. If Fair Market Value as determined by an Appraiser is higher than Fair Market Value as determined by the other Appraiser by 10% or more, and the Manager and such Member(s) do not otherwise agree on a Fair Market Value, the original Appraisers shall designate a third Appraiser meeting the same criteria used to select the original two. If Fair Market Value as determined by an Appraiser is within 10% of the Fair Market Value as determined by the other Appraiser (but not identical), and the Manager and such Member(s) do not otherwise agree on a Fair Market Value, the Manager shall select the Fair Market Value of one of the Appraisers. The fees and expenses of the Appraisers shall be borne by the Company; provided, however, that if the Fair Market Value as determined through the appraisal method in this Section 15.02, is within 10% of the Fair Market Value originally determined by the Company under Section 15.01, the Member(s) electing to exercise their rights under this Section 15.02 shall bear all of the fees and expenses of the Appraisers.

ARTICLE XVI.

GENERAL PROVISIONS

Section 16.01 Power of Attorney.

(a) Each Member who is an individual hereby constitutes and appoints the Manager (or the liquidator, if applicable) with full power of substitution, as his or her true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) this Agreement, all certificates and other instruments and all amendments thereof which the Manager deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Illinois and in all other jurisdictions in which the Company may conduct business or own property; (B) all instruments which the Manager deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (C) all conveyances and other instruments or documents which the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (D) all instruments relating to the admission, withdrawal or substitution of any Member pursuant to ARTICLE XII or ARTICLE XIII; and

(ii) sign, execute, swear to and acknowledge all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of the Manager, to evidence, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Members hereunder or is consistent with the terms of this Agreement, in the reasonable judgment of the Manager, necessary or appropriate to effectuate the terms of this Agreement.

(b) The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Member who is an individual and the transfer of all or any portion of his, her or its Company Interest and shall extend to such Member’s heirs, successors, assigns and personal representatives.

Section 16.02 Confidentiality. The Manager and each of the Members agree to hold the Company’s Confidential Information in confidence and may not use such information except (i) in furtherance of the business of the Company, (ii) as reasonably necessary for compliance with applicable law, including compliance with disclosure requirements under the Securities Act and the Exchange Act, and securities laws of other jurisdictions, or (iii) as otherwise authorized separately in writing by the Manager. “Confidential Information” as used herein includes, but is not limited to, ideas, financial product structuring, business strategies, innovations and materials, all aspects of the Company’s business plan, proposed operation and products, corporate structure, financial and organizational information, analyses, proposed partners, software code and system and product designs, employees and their identities, equity ownership, the methods and means by which the Company plans to conduct its business, all trade secrets, trademarks, tradenames and all intellectual property associated with the Company’s business. With respect to the Manager and each Member, Confidential Information does not include information or material that: (a) is rightfully in the possession of the Manager or each Member at the time of disclosure by the Company; (b) before or after it has been disclosed to the Manager or each Member by the Company, becomes part of public knowledge, not as a result of any action or inaction of the Manager or such Member, respectively, in violation of this Agreement; (c) is approved for release by written authorization of the Chief Executive Officer of the Company or of the PC Corp; (d) is disclosed to the Manager or such Member or their representatives by a third party not, to the knowledge of the Manager or such Member, respectively, in violation of any obligation of confidentiality owed to the Company with respect to such information; or (e) is or becomes independently developed by the Manager or such Member or their respective representatives without use or reference to the Confidential Information.

Section 16.03 Amendments. This Agreement may be amended or modified (a) by the Manager, as provided in Section 3.10 of this Agreement or (b) upon the consent of the Manager and Members holding a majority of the Common Units outstanding. Notwithstanding the foregoing, no amendment or modification (x) to this Section 16.03 may be made without the prior written consent of the Manager and Members holding a majority of the Common Units outstanding, and (y) to any of the terms and conditions of this Agreement which terms and conditions expressly require the approval or action of certain Persons may be made without obtaining the consent of the requisite number or specified percentage of such Persons who are entitled to approve or take action on such matter.

Section 16.04 Title to Company Assets. Company assets shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. The Company shall hold title to all of its property in the name of the Company and not in the name of any Member. All Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such Company assets is held. The Company’s credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for, or in payment of, any individual obligation of any Member.

Section 16.05 Addresses and Notices. Any notice provided for in this Agreement will be in writing and will be either personally delivered, or received by electronic mail or certified mail, return receipt requested, sent by reputable overnight courier service (charges prepaid) to the Company or sent by email at the address set forth below and to any other recipient and to any Member at such address as indicated by the Company’s records, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder when delivered personally, three (3) days after deposit in the U.S. mail and one (1) day after deposit with a reputable overnight courier service or transmission via e-mail (provided confirmation of transmission is received). The Company’s address is:

to the Company:

Cresco Labs, LLC

520 W. Erie

Suite 220

Chicago, IL 60654

Attn: John Schetz

E-Mail: john.schetz@crescolabs.com

with a copy (which copy shall not constitute notice) to:

Jenner & Block LLP

919 Third Avenue

New York, NY 10022

Attn: Martin Glass

E-Mail: MGlass@jenner.com

and

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, ON, M5X 1A4

Attn: Aaron Sonshine

E-mail: sonshinea@bennettjones.com

Section 16.06 Binding Effect; Intended Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.07 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire at any time as a result of making the loan any direct or indirect interest in Company Profits, Losses, Distributions, capital or property, other than as a secured creditor.

Section 16.08 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 16.09 Counterparts. This Agreement may be executed in separate counterparts, each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

Section 16.10 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois.

Section 16.11 Disputes. Any claim or controversy between the parties arising out of or relating to this Agreement or any breach hereof shall be submitted to FINAL AND BINDING ARBITRATION BEFORE JAMS IN THE STATE OF ILLINOIS, COUNTY COOK AND CITY OF CHICAGO, PURSUANT TO THE JAMS COMPREHENSIVE ARBITRATION RULES AND PROCEDURES. ALL PARTIES FURTHER AGREE THAT THE ARBITRATION SHALL BE CONDUCTED BEFORE A SINGLE JAMS ARBITRATOR WHO IS A RETIRED ILLINOIS OR FEDERAL JUDGE OR JUSTICE. The parties shall mutually agree on one arbitrator from the list provided by the arbitrating organization; provided that if the parties cannot agree, then each party shall select one arbitrator from the list, and the two (2) arbitrators so selected shall agree upon a third (3rd) arbitrator chosen from the same list, which third (3rd) arbitrator shall determine the dispute. The arbitrator shall, to the fullest extent permitted by law, have the power to grant all legal and equitable remedies including provisional remedies and award compensatory damages provided by law; however, the arbitrator shall not have authority to award punitive or exemplary damages. The cost of the arbitration shall initially be borne equally among the parties; provided, however the arbitrator shall award costs and attorneys’ fees in accordance with the terms and conditions of this Agreement. The prevailing party in any arbitration or litigation shall be reimbursed for its arbitration costs (including attorneys’ fees) by the non-prevailing party. The parties further agree that, upon application of the prevailing party, any Judge of a court located in Cook County in the State of Illinois may enter a judgment based on the final arbitration award issued by the JAMS arbitrator, and the parties expressly agree to submit to the jurisdiction of this Court for such a purpose. No action at law or in equity based upon any claim arising out of or related to this Agreement shall be instituted in any court by any party (or their respective equity holders) except (A) an action to compel arbitration pursuant to this Section 16.11; or (B) an action to enforce an award obtained in an arbitration proceeding in accordance with this Section 16.11.

THE PARTIES UNDERSTAND THAT BY AGREEMENT TO BINDING ARBITRATION THEY ARE GIVING UP THE RIGHTS THEY MAY OTHERWISE HAVE TO TRIAL BY A

COURT OR A JURY AND ALL RIGHTS OF APPEAL AND TO AN AWARD OF PUNITIVE OR EXEMPLARY DAMAGES. Notwithstanding any provision of the Agreement to the contrary, this Section 16.11 shall be construed to the maximum extent possible to comply with the laws of the State of Illinois, including the Uniform Arbitration Act (710 ILCS 5/1 et seq.) (the “Illinois Uniform Arbitration Act”). If, nevertheless, it shall be determined by a court of competent jurisdiction that any provision or wording of this Section 16.11, including any rules of JAMS, shall be invalid or unenforceable under the Illinois Arbitration Act, or other applicable law, such invalidity shall not invalidate all of this Section 16.11. In that case, this Section 16.11 shall be construed so as to limit any term or provision so as to make it valid or enforceable within the requirements of the Illinois Arbitration Act or other applicable law, and, in the event such term or provision cannot be so limited, this Section 16.11 shall be construed to omit such invalid or unenforceable provision.

Section 16.12 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 16.13 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking such actions as may be reasonably necessary or appropriate to achieve the purposes of this Agreement.

Section 16.14 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of an electronic transmission, including by a facsimile machine or via email, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of electronic transmission by a facsimile machine or via email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through such electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

Section 16.15 Right of Offset. Whenever the Company is to pay any sum (other than pursuant to Article IV) to any Member, any amounts that such Member owes to the Company which are not the subject of a good faith dispute may be deducted from that sum before payment. For the avoidance of doubt, the distribution of Units to the PC Corp shall not be subject to this Section 16.15.

Section 16.16 Effectiveness. This Agreement shall be effective immediately after the time at which the later of the PC Corp Unit Contribution and the PC Corp Subscription became effective (the “Effective Time”). The Prior LLC Agreement shall govern the rights and obligations of the Company and the other parties to this Agreement in their capacity as Unitholders prior to the Effective Time.

Section 16.17 Entire Agreement. This Agreement, those documents expressly referred to herein (including the Support Agreement and the Tax Receivable Agreement), any indemnity agreements entered into in connection with the Prior LLC Agreement with the manager at that time and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. For the avoidance of doubt, the Prior LLC Agreement is superseded by this Agreement as of the Effective Time and shall be of no further force and effect thereafter.

Section 16.18 Remedies. Each Member shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any Law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by Law.

Section 16.19 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word “including” in this Agreement shall be by way of example rather than by limitation and shall mean, “including, without limitation”. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words “or,” “either” and “any” shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

The undersigned hereby agree(s) to be bound by all of the terms and provisions of the Second Amended and Restated LLC Agreement of Cresco Labs, LLC as of the date first set forth above.

CRESCO LABS, LLC,
an Illinois limited liability company

By:	Cresco U.S. Corp.,
an Illinois corporation
its Manager

By:	/s/ Charles Bachtell

Name:	Charles Bachtell

[Signatures continue on following page]

SIGNATURE PAGE TO SECOND AMENDED AND RESTATED LLC AGREEMENT OF CRESCO LABS, LLC

MEMBERS:

By:	/s/ Charles Bachtell

Name:	Charles Bachtell

CB2 INITIATIVE, LLC

By:	/s/ Charles Bachtell

Name:	Charles Bachtell

Title:	Co-Founder & CEO

[Signatures continue on following page]

[Signature Page to Joint Consent of the Board of Directors and Members of Cresco Labs, LLC]

By:	/s/ Joseph Caltabiano

Name: Joseph Caltabiano

JOSEPH S. CALTABIANO TRUST
DATED 9/11/15

By:	/s/ Joseph Caltabiano

Name:	Joseph Caltabiano

Title:	Joseph caltabiano

JOSEPH A. CALTABIANO TRUST

By:	/s/ Joseph Caltabiano

Name:	Joseph Caltabiano

Title:	Joseph caltabiano

LUCY G. CALTABIANO TRUST

By:	/s/ Joseph Caltabiano

Name:	Joseph Caltabiano

Title:	Joseph caltabiano

BETTER ODDS, LLC

By:	/s/ Joseph Caltabiano

Name:	Joseph Caltabiano

Title:	Joseph caltabiano

[Signatures continue on following page]

[Signature Page to Joint Consent of the Board of Directors and Members of Cresco Labs, LLC]

MCCORMACK CAPITAL, LLC

By:	/s/ Brian McCormack

Name:	Brian McCormack

Title:	Founder

[Signatures continue on following page]

[Signature Page to Joint Consent of the Board of Directors and Members of Cresco Labs, LLC]

By:	/s/ Robert Sampson

Name:	Robert Sampson

RMS MED GROUP, LLC

By:	/s/ Robert Sampson

Name:	Robert Sampson

Title:	Manager

[Signatures continue on following page]

[Signature Page to Joint Consent of the Board of Directors and Members of Cresco Labs, LLC]

By:	/s/ Dominic Sergi

Name:	Dominic Sergi

DOMJON, LLC

By:	/s/ Dominic Sergi

Name:	Dominic Sergi

Title:	Dominic Sergi

SERGI VENTURES, LLC

By:	/s/ Dominic Sergi

Name:	Dominic Sergi

Title:	Dominic Sergi

[Signature Page to Joint Consent of the Board of Directors and Members of Cresco Labs, LLC]

Exhibit A

LTIP UNITS

1.1 Designation. A class of Membership Units in the Company designated as “LTIP Units” is hereby established. LTIP Units are intended to qualify as “profits interests” in the Company. Two initial series of LTIP Units designated as “AO LTIP Units” and “FV LTIP Units,” respectively, are hereby established. The number of LTIP Units, AO LTIP Units and FV LTIP Units that may be issued by the Company shall not be limited.

1.2 Vesting. LTIP Units may, in the sole discretion of the Compensation Committee, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of an award, vesting or other similar agreement (a “Vesting Agreement”). The terms of any Vesting Agreement may be modified by the Compensation Committee from time to time in its sole discretion, subject to any restrictions on amendment imposed by the relevant Vesting Agreement or by the terms of any plan pursuant to which the LTIP Units are issued, if applicable. However, any such modification may not lengthen the term of vesting, or otherwise disadvantage the holder of such LTIP Units, unless the holder agrees to such modification. LTIP Units that have vested and are no longer subject to forfeiture under the terms of a Vesting Agreement are referred to as “Vested LTIP Units;” all other LTIP Units are referred to as “Unvested LTIP Units.”

1.3 Forfeiture or Transfer of Unvested LTIP Units. Unless otherwise specified in the relevant Vesting Agreement, upon the occurrence of any event specified in a Vesting Agreement resulting in either the forfeiture of any LTIP Units or the repurchase thereof by the Company at a specified purchase price, then, upon the occurrence of the circumstances resulting in such forfeiture or repurchase by the Company, the relevant LTIP Units shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose or as transferred to the Company. Unless otherwise specified in the relevant Vesting Agreement, no consideration or other payment shall be due with respect to any LTIP Units that have been forfeited, other than any distributions declared with a record date prior to the effective date of the forfeiture.

1.4 Legend. Any certificate evidencing an LTIP Unit shall bear an appropriate legend indicating that additional terms, conditions and restrictions on transfer, including without limitation provisions set forth in the Vesting Agreement, apply to the LTIP Unit.

1.5 Adjustments. If an LTIP Unit Adjustment Event (as defined below) occurs, then the Manager shall make a corresponding adjustment to the LTIP Units to maintain the same correspondence between Common Units and LTIP Units as existed prior to such LTIP Unit Adjustment Event. The following shall be “LTIP Unit Adjustment Events” (A) the Company makes a distribution on all outstanding Common Units in Units, (B) the Company subdivides the outstanding Common Units into a greater number of Units or combines the outstanding Common Units into a smaller number of Units, or (C) the Company issues any Units in exchange for its outstanding Common Units by way of a reclassification or recapitalization. If more than one LTIP Unit Adjustment Event occurs, the adjustment to the LTIP Units need be made only once using a single formula that takes into account each and every LTIP Unit Adjustment Event as if all LTIP Unit Adjustment Events occurred simultaneously. If the Company takes an action affecting the Common Units other than actions specifically described above as LTIP Unit Adjustment Events and in the opinion of the Manager such action would require an adjustment to the LTIP Units to maintain the correspondence between Common Units and LTIP Units as it existed prior to such action, the Manager shall make such adjustment to the LTIP Units, to the extent permitted by law and by the terms of any Vesting Agreement or plan pursuant to which the LTIP Units have been issued, in such manner and at such time as the Manager, in its sole discretion, may determine to be appropriate under the circumstances to maintain such correspondence. If an adjustment is made to the LTIP Units as herein provided, the Company shall promptly file in the books and records of the Company an officer’s certificate setting forth such adjustment and a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after filing such certificate, the Company shall mail a notice to each holder of LTIP Units setting forth the adjustment to his or her LTIP Units and the effective date of such adjustment.

1.6 Conversion of LTIP Units into Common Units. A holder’s Vested LTIP Units shall convert into Common Units (the “LTIP Unit Conversion Date” as follows:

(1)

an AO LTIP Unit that that has become a Vested LTIP Unit shall be converted into a number (or fraction thereof) of fully paid and non-assessable Common Units, giving effect to all adjustments (if any) made pursuant to Section 1.7 equal to the AO LTIP Conversion Factor (as defined below); and

(2)

a FV LTIP Unit that that has become a Vested LTIP Unit shall be converted into a number (or fraction thereof) of fully paid and non-assessable Common Units, giving effect to all adjustments (if any) made to the FV LTIP Conversion Factor (as defined below);

“AO LTIP Conversion Factor” shall mean the quotient of (i) the excess of the Common Unit Economic Balance as of the date of conversion (assuming for this purpose the Gross Asset Values of the Company’s assets are adjusted pursuant to subsection (b) of the definition of Gross Asset Value as of the conversion date) over the AO LTIP Unit Participation Threshold (as defined below) for such Vested AO LTIP Unit, divided by (ii) the Common Unit Economic Balance as of the date of conversion (assuming for this purpose the Gross Asset Values of the Company’s assets are adjusted pursuant to subsection (b) of the definition of Gross Asset Value as of the conversion date).

“AO LTIP Unit Participation Threshold” shall mean, for each AO LTIP Unit, the amount specified as such in the relevant Vesting Agreement or other documentation pursuant to which such AO LTIP Unit is granted. The AO LTIP Unit Participation Threshold of an AO LTIP Unit is intended to be the Common Unit Economic Balance as of the date of issuance of such AO LTIP Unit, assuming the Gross Asset Values of the Company’s assets are adjusted pursuant to subsection (b) of the definition of Gross Asset Value at such time. Holders of LTIP Units shall not have the right to have Unvested LTIP Units convert into Common Units until they become Vested LTIP Units.

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“FV LTIP Conversion Factor” shall mean the quotient of (i) the Economic Capital Account Balance attributable to the FV LTIP Unit being converted as of the date of conversion, divided by (ii) the Common Unit Economic Balance as of the date of conversion, provided that if the Economic Capital Account Balance attributable to an FV LTIP Unit has at any time reached an amount equal to the Common Unit Economic Balance determined as of such time, the FV LTIP Conversion Factor for such FV LTIP Unit shall never exceed one (1).

1.7 Conversion Procedures. Subject to any redemption of Common Units to be received upon the conversion of Vested LTIP Units pursuant to Section 1.11, a conversion of Vested LTIP Units occur automatically after the close of business on the applicable LTIP Unit Conversion Date without any action on the part of such holder of LTIP Units, as of which time such holder of LTIP Units shall be credited on the books and records of the Company with the issuance as of the opening of business on the next day of the number of Common Units issuable upon such conversion. After the conversion of LTIP Units as aforesaid, the Company shall deliver to such holder of LTIP Units, upon his or her written request, a certificate of the Manager certifying the number of Common Units and remaining LTIP Units, if any, held by such Person immediately after such conversion.

1.8 Treatment of Capital Account. For purposes of making future allocations under this Agreement, reference to a Member’s portion of its Economic Capital Account Balance attributable to his or her LTIP Units shall exclude, after the date of conversion of any of its LTIP Units, the portion of such Member’s Economic Capital Account Balance attributable to the converted LTIP Units.

1.9 Mandatory Conversion in Connection with a Capital Transaction.

(a)

If the Company or the Manager shall be a party to any transaction (including without limitation a merger, consolidation, unit exchange, self tender offer for all or substantially all Common Units or other business combination or reorganization, or sale of all or substantially all of the Company’s assets, but excluding any transaction which constitutes an LTIP Unit Adjustment Event) as a result of which Common Units shall be exchanged for or converted into the right, or the holders of Common Units shall otherwise be entitled, to receive cash, securities or other property or any combination thereof (any such transaction being referred to herein as a “Capital Transaction”), then the Manager shall, immediately prior to the Capital Transaction, insure the conversion of the maximum number of LTIP Units then eligible for conversion, taking into account any allocations that occur in connection with the Capital Transaction or that would occur in connection with the Capital Transaction if the assets of the Company were sold at the Capital Transaction price or, if applicable, at a value determined by the Manager in good faith using the value attributed to the Common Units in the context of the Capital Transaction (in which case the LTIP Unit Conversion Date shall be the effective date of the Capital Transaction and the conversion shall occur immediately prior to the effectiveness of the Capital Transaction).

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(b)

In anticipation of such Capital Transaction, the Company shall use commercially reasonable efforts to cause each holder of LTIP Units to be afforded the right to receive in connection with such Capital Transaction in consideration for the Common Units into which his or her LTIP Units will be converted the same kind and amount of cash, securities and other property (or any combination thereof) receivable upon the consummation of such Capital Transaction by a holder of the same number of Common Units, assuming such holder of Common Units is not a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (a “Constituent Person”), or an Affiliate of a Constituent Person. In the event that holders of Common Units have the opportunity to elect the form or type of consideration to be received upon consummation of the Capital Transaction, prior to such Capital Transaction the Manager shall give prompt written notice to each holder of LTIP Units of such election, and shall use commercially reasonable efforts to afford such holders the right to elect, by written notice to the Manager, the form or type of consideration to be received upon conversion of each LTIP Unit held by such holder into Common Units in connection with such Capital Transaction. If a holder of LTIP Units fails to make such an election, such holder (and any of its transferees) shall receive upon conversion of each LTIP Unit held by him or her (or by any of his or her transferees) the same kind and amount of consideration that a holder of a Common Unit would receive if such holder of Common Units failed to make such an election.

(c)

Subject to the rights of the Company and the Manager under the relevant Vesting Agreement and the terms of any Stock Plan under which LTIP Units are issued, the Company shall use commercially reasonable efforts to (i) cause the terms of any Capital Transaction to be consistent with the provisions of this Section 1.10, and (ii) in the event LTIP Units are not converted into Common Units in connection with the Capital Transaction (including pursuant to Section 1.10(a) above), but subject to the rights of the Manager and the Company set forth in Section 1.13(b)(ii) below to the extent that they can act without the consent of holders of LTIP Units, enter into an agreement with the successor or purchasing entity, as the case may be, for the benefit of those holders of LTIP Units whose LTIP Units will not be converted into Common Units in connection with the Capital Transaction that, to the extent compatible with the interests of the Common Unitholders, (A) contains reasonable provisions designed to allow such holders to subsequently convert their LTIP Units, if and when eligible for conversion, into securities as comparable as reasonably possible under the circumstances to the Common Units, and (B) preserves as far as reasonably possible under the circumstances the distribution, special allocation, conversion, and other rights of such holders.

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1.10 Redemption Right of LTIP Unit Members.

(a)

LTIP Units will not be redeemable at the option of the Company; provided, however, that the foregoing shall not prohibit the Company from repurchasing LTIP Units from the holder thereof if and to the extent that such holder agrees to sell such LTIP Units.

(b)

Except as otherwise set forth in the relevant Vesting Agreement or other separate agreement entered into between the Company and a LTIP Unit Member, and subject to the terms and conditions set forth herein or in this Agreement, on or at any time after the applicable LTIP Unit Conversion Date each LTIP Unit Member will have the right (the “LTIP Unit Redemption Right”) to require the Company to redeem all or a portion of the Common Units into which such LTIP Unit Member’s LTIP Units were converted (such Common Units being hereafter referred to as “Tendered Units”) in exchange for the Cash Amount (as defined below), unless the terms of this Agreement, the relevant Vesting Agreement or other separate agreement entered into between the Company and the LTIP Unit Member expressly provide that such Common Units are not entitled to the LTIP Unit Redemption Right. The term “Cash Amount” shall mean, with respect to Tendered Units, an amount of cash equal to the product of (i) the Current Per Share Market Price as of the date on which the Company receives the applicable LTIP Unit Redemption Notice (as defined below) multiplied by (ii) the number of Tendered Units. Any LTIP Unit Redemption Right shall be exercised pursuant to a LTIP Unit Redemption Notice (as defined below) delivered to the Manager by the LTIP Unit Member who is exercising the right (the “Tendering Member”). Any Common Units redeemed by the Company pursuant to this Section 1.11 shall be cancelled upon such redemption.

(c)

In order to exercise his or her LTIP Unit Redemption Right, a Tendering Member shall deliver a notice (an “LTIP Unit Redemption Notice”) to the Company in the form specified by the Company. Redemption and payment of the Cash Amount will occur within 30 days after receipt by the Manager of a LTIP Unit Redemption Notice (the “Specified LTIP Unit Redemption Date”).

(d)

Notwithstanding the provisions of Section 1.11(c) above, if a holder of LTIP Units has delivered to the Manager a LTIP Unit Redemption Notice then PC Corp or Pubco may, in their sole and absolute    discretion, elect to assume and satisfy the Company’s redemption obligation and acquire some or all of the Tendered Units from the Tendering Member in exchange for the Pubco Subordinate Voting Shares Amount (as defined below) or the equivalent value of Pubco Proportionate Voting Shares, and, if Pubco or PC Corp so elects, the Tendering Member shall sell such number of Tendered Units to Pubco or Cresco U.S. Corp, as the case may be, in exchange for the such shares. In such event, the Tendering Member shall have no right to cause the Company to redeem such Tendered Units for the Cash Amount. The term “Pubco Subordinate Voting Shares Amount” shall mean, with respect to Tendered Units as of a particular date, a number of Pubco Subordinate Voting Shares equal to the number of Tendered Units. If Proportionate Voting Shares of

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Pubco are elected to be tendered, Proportionate Voting Shares of Pubco equal in value (solely based on the conversion rate of Proportionate Voting Shares into Subordinate Voting Shares) to the Pubco Subordinate Voting Shares Amount shall be tendered in redemption of Tendered Units. The Tendering Member shall submit (i) such information, certification or affidavit as Pubco or PC Corp may reasonably require in connection with the application of any applicable ownership limit with respect to Pubco Subordinate Voting Shares to any such acquisition and (ii) such written representations, investment letters, legal opinions or other instruments necessary, in Pubco’s or PC Corp’s view, to effect compliance with the Securities Act. The Pubco Subordinate Voting Shares Amount, if applicable, shall be delivered as duly authorized, validly issued, fully paid and nonassessable Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, and free of any pledge, lien, encumbrance or restriction, other than those provided in the Charter, the Securities Act, relevant state securities or blue sky laws and any applicable agreements with respect to such shares entered into by the Tendering Member. Notwithstanding any delay in such delivery (but subject to Section 1.11(e)), the Tendering Member shall be deemed the owner of such Pubco Subordinate Voting Shares for all purposes, including without limitation, rights to vote or consent, and receive dividends, as of the Specified LTIP Unit Redemption Date. In addition, the Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, for which the Tendered Units might be exchanged shall also bear all legends deemed necessary or appropriate by the Pubco. Neither any Tendering Member whose Tendered Units are acquired by Pubco or PC Corp pursuant to this Section 1.11(d), any Member, any assignee or permitted transferee nor any other interested Person shall have any right to require or cause Pubco to register, qualify or list any Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, owned or held by such Person with the Commission, with any state securities commissioner, department or agency, under the Securities Act or with any stock exchange, unless subject to a separate written agreement pursuant to which Pubco has granted registration or similar rights to any such Person.

(e)

Each Tendering Member covenants and agrees with the Manager that all Tendered Units shall be delivered to the Manager free and clear of all liens, claims and encumbrances whatsoever and should any such liens, claims and/or encumbrances exist or arise with respect to such Tendered Units, the Manager shall be under no obligation to acquire the same. Each Tendering Member further agrees that, in the event any state or local property transfer tax is payable as a result of the transfer of its Tendered Units to the Manager (or its designee), such Tendering Member shall assume and pay such transfer tax.

(f)

Notwithstanding any provision of the Agreement to contrary or any other provision of this Exhibit A, a Member (i) shall not be entitled to effect the LTIP Unit Redemption Right for cash or in exchange for Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, to the extent the ownership of or right to acquire Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, pursuant to such exchange by such Member on

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the Specified Redemption Date could cause such Member or any other Person to violate any of the restrictions on ownership and transfer of Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, set forth in the Charter and shall have no rights under this Agreement to acquire Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares which would otherwise be prohibited under the Charter. To the extent any attempted redemption or exchange for Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, would be in violation of this Section 1.11(f), it shall be null and void ab initio and such Member shall not acquire any rights or economic interest in the cash otherwise payable upon such redemption or the Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, otherwise issuable upon such exchange.

(g)

Notwithstanding anything herein to the contrary (but subject to Section 1.11(f) hereof), with respect to any redemption or exchange for Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, pursuant to this Section 1.11: (i) without the consent of the Manager otherwise, each Tendering Member may effect the Redemption Right only one time in each fiscal quarter; (ii) without the consent of the Manager otherwise, each Tendering Member may not effect the Redemption Right for fewer than 1,000 Common Units or, if the Tendering Member holds fewer than 1,000 Common Units, all of the Common Units held by such Tendering Member; (iii) without the consent of the Manager otherwise, each Member may not effect the Redemption Right during the period after the record date established in accordance with this Agreement for the distribution of cash to Common Unitholders with respect to a distribution and before the record date established by Pubco for a distribution to its common stockholders of some or all of its portion of such distribution; (iv) the consummation of any redemption or exchange for Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, shall be subject to the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (v) each Tendering Member shall continue to own all Common Units subject to any redemption or exchange for Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, and be treated as a Member with respect to such Common Units for all purposes of this Agreement, until such Common Units are either paid for by the Company pursuant to Section 1.13(b) or transferred to Pubco or PC Corp and paid for by the issuance of the Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, pursuant to Section 1.13(d) on the Specified Redemption Date. Until a Specified Redemption Date, the Tendering Member shall have no rights as a stockholder of Pubco with respect to such Tendering Member’s Common Units.

(h)

Notwithstanding anything herein to the contrary (but subject to Section 1.8), a holder of LTIP Units may deliver a LTIP Unit Redemption Notice relating to Common Units that will be issued to such holder upon conversion of LTIP Units into Common Units pursuant to Section 1.6 in advance of the LTIP Unit Conversion Date; provided, however, that the redemption of such Common Units by the

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Company shall in no event take place until the LTIP Unit Conversion Date. For clarity, it is noted that the objective of this Section 1.11(h) is to put a holder of LTIP Units in a position where, if he or she so wishes, the Common Units into which his or her Vested LTIP Units will be converted can be redeemed by the Company simultaneously with such conversion, with the further consequence that, if Pubco or PC Corp elects to assume the Company’s redemption obligation with respect to such Common Units under Section 1.11(d) by delivering to such holder Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, rather than cash, then such holder can have such Pubco Subordinate Voting Shares or Pubco Proportionate Voting Shares, as the case may be, issued to him or her simultaneously with the conversion of his or her Vested LTIP Units into Common Units. The Manager shall cooperate with a holder of LTIP Units to coordinate the timing of the different events described in the foregoing sentence.

1.11 Voting Rights. Except as provided in Section 1.13, holders of LTIP Units shall not have the right to vote on any matters submitted to a vote of the Members.

1.12 Special Approval Rights. Holders of LTIP Units shall only (a) have those voting rights required from time to time by non-waivable provisions of Illinois law, if any, and (b) have the limited voting rights expressly set forth in this Section 1.12. The Manager and/or the Company shall not, without the affirmative vote of holders of more than 50% of the then outstanding LTIP Units affected thereby, given in person or by proxy, either in writing or at a meeting (voting separately as a class), take any action that would materially and adversely alter, change, modify or amend, whether by merger, consolidation or otherwise, the rights, powers or privileges of such LTIP Units, subject to the following exceptions: (i) no separate consent of the holders of LTIP Units will be required if and to the extent that any such alteration, change, modification or amendment would, in a ratable and proportional manner, alter, change, modify or amend the rights, powers or privileges of the Common Units; (ii) a merger, consolidation or other business combination or reorganization of the Company, the Manager, Pubco or any of their Affiliates shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the LTIP Units so long as either: (w) the LTIP Units that are then eligible for conversion are converted into Common Units immediately prior to the effectiveness of the transaction; or (x) the holders of LTIP Units either will receive, or will have the right to elect to receive, for each LTIP Unit an amount of cash, securities, or other property equal to the amount of cash, securities or other property that would be paid in respect of such LTIP Unit had it been converted into a number of Common Units (or fraction of a Common Unit, as applicable under the terms of such LTIP Units) immediately prior to the transaction, but only if it was eligible to be so converted; (y) the LTIP Units remain outstanding with their terms materially unchanged; or (z) if the Company is not the surviving entity in such transaction, the LTIP Units are exchanged for a security of the surviving entity with terms that are materially the same with respect to rights to allocations, distributions, redemption, conversion and voting as the LTIP Units; (iii) any creation or issuance of Membership Units (whether ranking junior to, on a parity with or senior to the LTIP Units in any respect), which either (x) does not require the consent of the holders of Common Units or (y) is authorized by the holders of Common Units shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the LTIP Units; and (iv) any waiver by the Company of restrictions or limitations applicable to any outstanding LTIP Units with respect to any holder or holders thereof shall not be deemed to materially and adversely

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alter, change, modify or amend the rights, powers or privileges of the LTIP Units with respect to other holders. The foregoing voting provisions will not apply if, as of or prior to the time when the action with respect to which such vote would otherwise be required will be taken or be effective, all outstanding LTIP Units shall have been converted and/or redeemed, or provision is made for such redemption and/or conversion to occur as of or prior to such time.

1.13 Members’ Rights to Transfer.

(a)

Subject to the terms of the relevant Vesting Agreement or other document pursuant to which LTIP Units are granted, except in connection with the exercise of a LTIP Unit Redemption Right pursuant to Section 1.11, a Member (other than the Company) may not transfer all or any portion of his or her LTIP Units without the prior written consent of the Manager, which consent may be given or withheld in the Manager’s sole and absolute discretion.

(b)

If a holder of LTIP Units is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Member’s estate shall have all of the rights of a Member, but not more rights than those enjoyed by other Members, for the purpose of settling or managing the estate and such power as the Incapacitated Member possessed to transfer all or any part of his, her or its membership interest in the Company. “Incapacity” or “Incapacitated” means, (i) as to any LTIP Unit Member who is an individual, death, total physical disability or entry by a court of competent jurisdiction of an order adjudicating him or her incompetent to manage his or her Person or estate; (ii) as to any Member that is an estate, the distribution by the fiduciary of the estate of its entire interest in the Company; (iii) as to any trustee of a trust which is a LTIP Unit Member, the termination of the trust (but not the substitution of a new trustee) or (iv) as to any LTIP Unit Member, the bankruptcy of such LTIP Unit Member.

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